UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 26, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to _______

Commission file number 1-4415

PARK AEROSPACE CORP.,

(Exact Name of Registrant as Specified in Its Charter)

New York (State or Other Jurisdiction of Incorporation of Organization)	**11-1734643** (I.R.S. Employer Identification No.)
1400 Old Country Road, Westbury, New York (Address of Principal Executive Offices)	**11590** (Zip Code)

Registrant's telephone number, including area code (631) 465-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	PKE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Smaller Reporting Company ☒ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Title of Class	Aggregate Market Value	As of Close of Business On
Common Stock, par value $.10 per share	$240,332,005	August 26, 2022

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Title of Class	Shares Outstanding	As of Close of Business On
Common Stock, par value $.10 per share	20,471,210	May 5, 2023

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for Annual Meeting of Shareholders to be held July 18, 2023 incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

ITEM 1.   BUSINESS.

General

Park Aerospace Corp. ("Park"), and its subsidiaries (unless the context otherwise requires, Park and its subsidiaries are hereinafter called the "Company"), is an aerospace company which develops and manufactures solution and hot-melt advanced composite materials used to produce composite structures for the global aerospace markets. Park's advanced composite materials include film adhesives and lightning strike protection materials. Park offers an array of composite materials specifically designed for hand lay-up or automated fiber placement (AFP) manufacturing applications. Park's advanced composite materials are used to produce primary and secondary structures for jet engines, large and regional transport aircraft, military aircraft, Unmanned Aerial Vehicles (UAVs commonly referred to as "drones"), business jets, general aviation aircraft and rotary wing aircraft. Park also offers specialty ablative materials for rocket motors and nozzles and specially designed materials for radome applications. As a complement to Park's advanced composite materials offering, Park designs and fabricates composite parts, structures and assemblies and low-volume tooling for the aerospace industry. Target markets for Park's composite parts and structures (which include Park's proprietary composite SigmaStrut™ and AlphaStrut™ product lines) are, among others, prototype and development aircraft, special mission aircraft, spares for legacy military and civilian aircraft and exotic spacecraft. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology.

On January 5, 2022, Park announced that it entered into a Business Partner Agreement with ArianeGroup SAS of Les Mureaux, France. Under the Business Partner Agreement, ArianeGroup SAS appointed Park as its exclusive North American distributor of ArianeGroup's RAYCARB C2®B NG proprietary product. RAYCARB C2®B NG is used to produce ablative composite materials for critical rocketry and missile systems.

Park is a long-term customer of ArianeGroup and uses ArianeGroup's RAYCARB C2®B NG product in the production of many of Park's key ablative materials, which Park supplies into critical rocket and missile programs. Park will continue to purchase RAYCARB C2®B NG for its own programs, and, through the Business Partner Agreement, Park is now taking on the new role of ArianeGroup's exclusive North American distributor for its RAYCARB C2®B product.

The Company's manufacturing and research and development facilities are located in Newton, Kansas.

Park was founded in 1954 by Jerry Shore, who was the Company's Chairman of the Board until July 14, 2004.

The Company makes available free of charge on its website, www.parkaerospace.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. None of the information on the Company's website shall be deemed to be a part of this Report.

AEROGLIDE®, COREFIX®, ELECTROGLIDE® and RADARWAVE® are registered trademarks of Park Aerospace Corp., and ALPHASTRUT™, PEELCOTE™ and SIGMASTRUT™ are common law trademarks of Park Aerospace Corp. Trademark applications for AEROADHERE™ and ELECTROVEIL™ are pending.

Operations

The Company designs, develops and manufactures engineered, advanced composite materials and advanced composite structures and assemblies and low-volume tooling for the aerospace markets and prototype tooling for such structures and assemblies.

The Company's aerospace composite materials are designed, developed and manufactured at its facility located at the Newton, Kansas Airport. The Company's aerospace composite structures and assemblies and low-volume tooling are also developed and manufactured at its facility located in Newton, Kansas.

Park offers a wide range of aerospace composite materials manufacturing capability, as well as composite structures design, assembly and production capability, all in its Newton facility. Park offers composite aircraft and space vehicle structures design and assembly services, in addition to "build-to-print" services. The Company believes that the ability to manufacture and develop both composite materials and structures at a single location can facilitate the needs of the aircraft and space vehicle industries.

Park is the exclusive North American distributor of ArianeGroup's RAYCARB C2®B NG proprietary product. RAYCARB C2®B NG is used to produce ablative composite materials for critical rocketry and missile systems.

Industry Background

The aerospace composite materials manufactured by the Company and its competitors are used primarily to fabricate light-weight, high-strength structures with specifically designed performance properties. Composite materials are typically highly specified combinations of resin formulations and reinforcements. Reinforcements can be unidirectional fibers, woven fabrics, or non-woven goods such as mats or felts. Resin formulations are typically highly proprietary, and include various chemical and physical mixtures. The Company produces resin formulations using various epoxies, polyesters, phenolics, cyanate esters, polyimides and other complex matrices. The reinforcement combined with the resin is referred to as a "prepreg". Aerospace composite materials can be broadly categorized as either thermosets or thermoplastics. While both material types require the addition of heat to form a consolidated laminate, thermoplastics can be reformed using additional heat. Once fully cured, thermoset materials cannot be further reshaped. The Company believes that the demand for thermoset advanced materials is greater than that for thermoplastics due to the fact that parts fabrication processes for continuous fiber reinforced thermoplastics require much higher temperatures and pressures and are, therefore, typically more capital intensive than parts fabrication processes for most thermoset materials.

The Company works with aerospace OEMs, such as general aviation aircraft manufacturers and commercial aircraft manufacturers, and certain tier 1 suppliers to qualify its aerospace composite materials or structures and assemblies for use on current and upcoming programs. The Company's customers typically design and specify a material specifically to meet the requirements of the customer's application and processing methods. Such customers sometimes work with a supplier to develop the specific resin system and reinforcement combination to match the application. Composite structure fabrication methods may include hand lay-up, resin infusion or more advanced automated lay-up processes. Automated lay-up processes include automated tape lay-up, automated fiber placement and filament winding. These automated fabrication processes required different material formats but similar materials to hand lay-up. After the lay-up process is completed, the material is cured by the addition of heat and pressure. Cure and consolidation processes typically include vacuum bag/oven curing, high pressure autoclave and press forming. After the structure has been cured, final finishing and trimming, and assembly of the structure, is performed by the fabricator or the Company.

Products

The aerospace composite materials products manufactured by the Company are primarily thermoset curing prepregs. The Company has developed proprietary resin formulations to suit the needs of the markets in which it participates by analyzing the needs of the markets and working with its customers. The complex process of developing resin formulations and selecting the proper reinforcement is accomplished through a collaborative effort of the Company's research and development, materials and process engineering and technical sales and marketing resources working with the customers' technical staff. The Company focuses on developing a thorough understanding of its customers' businesses, product lines, processes and technical challenges. The Company develops innovative solutions which utilize technologically advanced materials and concepts for its customers.

The Company's aerospace composite materials products include prepregs manufactured from proprietary formulations using modified epoxies, phenolics, polyesters, cyanate esters and polyimides combined with woven, non-woven and unidirectional reinforcements. Reinforcement materials used to produce the Company's products include polyacrylonitrile ("PAN") based carbon fiber, E-glass (fiberglass), S2 glass, quartz, aramids, such as Kevlar® ("Kevlar" is a registered trademark of E.I. du Pont de Nemours & Co.), Twaron® ("Twaron" is a registered trademark of Teijin Twaron B.V. LLC), polyester and other synthetic materials. The Company also sells certain specialty fabrics and prepregs with carbonized rayon fabric reinforcements that are used mainly in the rocket motor industry.

The Company's composite structures and assemblies are manufactured with carbon, fiberglass and other reinforcements impregnated with formulated resins. The Company also provides low-volume tooling in connection with its manufacture and sale of composite structures and assemblies.

Park is the exclusive North American distributor of ArianeGroup's RAYCARB C2®B NG proprietary product. RAYCARB C2®B NG is used to produce ablative composite materials for critical rocketry and missile systems.

Customers and End Markets

The Company's aerospace composite materials, structures and assemblies customers include manufacturers of turbofan engines, aircraft primary and secondary structures and radomes. A radome is a protective cover over an electrical antenna or signal generator, designed to minimize signal loss and distortion. Radomes are used in military aircraft, UAVs, business jets and turboprops, large and regional transport aircraft and helicopters, space vehicles, rocket motors and specialty industrial products.

The Company's aerospace composite materials are marketed primarily by sales personnel and, to a lesser extent, by independent distributors. The Company's aerospace composite structures and assemblies are marketed primarily by sales personnel.

The Company's aerospace customers include fabricators of aircraft composite structures and assemblies. The Company's aerospace composite materials are used by such fabricators and by the Company to produce primary and secondary structures, aircraft interiors and various other aircraft components. The Company's customers for aerospace materials, and the Company itself, produce structures and assemblies for commercial aircraft and for the general aviation and business aviation, kit aircraft, special mission, UAVs and military markets. Many of the Company's composite materials are used in the manufacture of aircraft certified by the Federal Aviation Administration (the "FAA").

Customers for the Company's rocket motor materials include United States defense prime contractors and subcontractors. These customers fabricate rocket motors for heavy lift space launchers, strategic defense weapons, tactical motors and various other applications. The Company's materials are used to produce heat shields, exhaust gas management devices and insulative and ablative nozzle components. Rocket motors are primarily used for commercial and military space launch, and for tactical and strategic weapons. The Company also has customers for these materials outside of the United States.

End markets include military aircraft, UAVs, business jets and turboprops, large and regional transport aircraft and helicopters, space vehicles, rocket motors and specialty industrial products. The Company's aerospace composite materials are marketed primarily by sales personnel and, to a lesser extent, by independent distributors. The Company's aerospace composite structures and assemblies are marketed primarily by sales personnel.

During the Company's 2023, 2022 and 2021 fiscal years, 41.2%, 49.5% and 27.9%, respectively, of the Company's total worldwide net sales were to affiliate and non-affiliate subtier suppliers of General Electric Company, a leading manufacturer of aerospace engines. Sales to AAE Aerospace were 20.7% of the Company's total worldwide sales in the 2021 fiscal year. During the 2023, 2022 and 2021 fiscal years, sales to no other customer of the Company equaled or exceeded 10% of the Company's total worldwide sales. The loss of a major customer or of a group of customers could have a material adverse effect on the Company's business or its consolidated results of operations or financial position.

Manufacturing

The Company's manufacturing facilities for aerospace composite materials and for composite structures and assemblies are located in Newton, Kansas. On August 19, 2019, the Company broke ground on the expansion of its facilities located in Newton, Kansas, which included the construction of a redundant manufacturing facility located adjacent to the existing facility. The 90,000 square feet expansion essentially doubled the size of the Company's existing Newton, Kansas facilities. The new facility was originally conceived of as a redundant manufacturing facility for Park's major aerospace customer and the large aerospace OEMs it supports, but it will also support additional manufacturing capacity. The expansion includes enhanced and upgraded hot-melt film and tape lines and mixing and delivery systems, an expanded production lab, a new R&D lab, additional freezer and storage space and additional infrastructure to support the expanded operation. The expansion includes space for additional machinery and equipment. See Note 10 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report. See "Operations" elsewhere in this Report.

The process for manufacturing composite materials, structures and assemblies is capital intensive and requires sophisticated equipment, significant technical know-how and very tight process controls. The key steps used in the manufacturing process include resin mixing, resin film casting and reinforcement impregnation via hot-melt process or a solution process.

Prepreg is manufactured by the Company using either solvent (solution) coating methods on a treater or by hot-melt impregnation. A solution treater is a roll-to-roll continuous process machine which sequences reinforcement through tension controllers and combines solvated resin with the reinforcement. The reinforcement is dipped in resin, passed through a drying oven which removes most of the solvent and advances (or partially cures) the resin. The prepreg material is interleafed with a carrier and cut to the roll lengths desired by the customer. The Company also manufactures prepreg using hot-melt impregnation methods which use no solvent. Hot-melt prepreg manufacturing is achieved by mixing a resin formulation in a heated resin vessel, casting a thin film on a carrier paper, and laminating the reinforcement with the resin film.

The Company also completes additional processing services, such as slitting, sheeting, biasing, sewing and cutting, if needed by the customer. Many of the products manufactured by the Company also undergo extensive testing of the chemical, physical and mechanical properties of the product. These testing requirements are completed in the laboratories and facilities located at the Company's manufacturing facilities.

Once the manufacturing process has been completed, the product is tested and packaged for shipment to the customer. The Company typically supplies final product to the customer in roll form.

The Company's laboratories have been approved by several aerospace OEMs, and the Company has achieved certification pursuant to the National Aerospace and Defense Contractors Accreditation Program ("NADCAP") for both non-metallic materials manufacturing and testing and composites fabrication. The Company believes its Newton Kansas facility is one of the few facilities in the world with NADCAP accreditation for manufacturing both composite materials and composite structures. The Company has also received AS9100C certification for its quality management system for the manufacture of advanced composite materials and design and manufacturing of structures for aircraft and aerospace industries.

Materials and Sources of Supply

The Company designs and manufactures its aerospace composite materials and film adhesives to its own specifications and to the specifications of its customers. Product development efforts are focused on developing prepreg materials that meet the specifications of the customers. The materials used in the manufacture of these engineered materials include graphite and carbon fibers and fabrics, carbonized rayon, aramids, such as Kevlar® ("Kevlar" is a registered trademark of E.I. du Pont de Nemours & Co.) and Twaron® ("Twaron" is a registered trademark of Teijin Twaron B.V. LLC), quartz, fiberglass, polyester, specialty chemicals, resins, films, plastics, adhesives and certain other synthetic materials. The Company purchases these materials from several suppliers. Substitutes for many of these materials are not readily available. The qualification and certification of aerospace composite materials for certain FAA certified aircraft typically include specific requirements for raw material supply and may restrict the Company's flexibility in qualifying alternative sources of supply for certain key raw materials. The Company continues to work to determine acceptable alternatives for several raw materials.

Competition

The Company has many competitors in the aerospace composite materials, structures and assemblies markets, ranging in size from large international corporations to small regional producers. Several of the Company's largest competitors are vertically integrated, producing raw materials, such as carbon fiber and woven fabric, as well as composite structures and assemblies. Some of the Company's competitors may also serve as a supplier to the Company. The Company competes for business primarily on the basis of responsiveness, product performance and consistency, product qualification, FAA data base design allowables and innovative new product development.

Backlog

The Company considers an item as backlog when it receives a purchase order specifying the number of units to be purchased, the purchase price, specifications and other customary terms and conditions. At April 24, 2023, the unfilled portion of all purchase orders received by the Company, and believed by it to be firm, was $29,035,974, compared to $25,895,809 at April 25, 2022. A major portion of the Company's backlog consists of composite materials.

Various factors contribute to the size of the Company's backlog. Accordingly, the foregoing information may not be indicative of the Company's results of operations for any period subsequent to the fiscal year ended February 26, 2023.

Patents and Trademarks

The Company holds several patents and trademarks or licenses thereto. In the Company's opinion, some of these patents and trademarks are important to its products. Generally, however, the Company does not believe that an inability to obtain new; or to defend existing, patents and trademarks would have a material adverse effect on the Company.

The Company's Workforce

At February 26, 2023, the Company had 110 employees. The Company's success and future depends on the skills, experience, industry knowledge, passion and dedication of its work force. The Company places significant focus and attention on attracting, developing and retaining its employees, as well as ensuring its work force reflects Park's principles of integrity and humility. These principles ensure that every Park employee is held to his or her word, and that every Park employee continuously strives to excel. These two principles guide Park's actions, and the Company believes, foster a healthy work environment where all Park employees are treated with dignity and respect, irrespective of their backgrounds. The Company also believes that its principles are critical to fostering and maintaining what it calls Park's "niche" culture of doing what others are unwilling or unable to do.

Employee health and safety is a top priority. Park's safety performance has been an important focus of the Company. Safety performance is maintained by the Company ensuring appropriate safety equipment is installed and operational at all times and undertaking thorough reviews of any safety incidents that do occur.

The Company takes a comprehensive approach to developing its workforce, including by striving to use a fair recruiting process to select talented individuals. Park also believes that fair compensation, opportunities for career development, employee engagement, and a singular focus on the principles of integrity and humility, have organically cultivated a workforce that is diverse at all levels. Park believes that principle-based approach to hiring and retention makes the Company a desirable workplace for employees of all backgrounds while improving business performance by maintaining the Company's "niche" culture.

Environmental Matters

Aviation is one of the fastest growing sources of the greenhouse gas emissions. Air travel is also considered to be one of the most carbon intensive activity an individual can make. As air travel rebounds from the COVID-19 Pandemic and gradually returns to its aggressive pre-pandemic growth trajectory, aircraft fuel efficiency will return to being an increasingly important factor in addressing the reduction of greenhouse gas. Park's composite material products and the aircraft parts that are crafted using such products, enable aircraft to operate on substantially less fuel than would be the case using comparable aluminum-crafted aircraft parts. This reduced fuel consumption creates economic savings for end-users of applicable aircraft, while also substantially reducing the carbon based emissions of such aircraft.

The Company is subject to stringent environmental regulation of its use, storage, treatment, disposal of hazardous materials and the release of emissions into the environment. The Company believes that it currently is in substantial compliance with the applicable Federal, state and local environmental laws and regulations to which it is subject and that continuing compliance therewith will not have a material effect on its capital expenditures, earnings or competitive position. The Company does not currently anticipate making material capital expenditures for environmental control facilities for its existing manufacturing operations during the remainder of its current fiscal year or its succeeding fiscal year. However, developments, such as the enactment or adoption of even more stringent environmental laws and regulations, could conceivably result in substantial additional costs to the Company.

The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at three sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at the waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries has been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program. Management believes the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or financial position of the Company.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Environmental Matters" included in Item 7 of Part II of this Report and Note 11 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Factors That May Affect Future Results

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements that are subject to various factors which could cause actual results to differ materially from Park's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements.

Generally, forward-looking statements can be identified by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "goal," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations.

The factors described under "Risk Factors" in Item 1A of this Report could cause the Company's actual results to differ materially from any such results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements.

ITEM 1A. RISK FACTORS.

The business of the Company faces numerous risks, including those set forth below or those described elsewhere in this Form 10-K Annual Report or in the Company's other filings with the Securities and Exchange Commission. The risks described below are not the only risks that the Company faces, nor are they necessarily listed in order of significance. Other risks and uncertainties may also affect the Company's business. Any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations or cash flow.

Geopolitical Events

The Company's operating results could be negatively affected if the Company were unable to attain the raw materials required in its manufacturing process. The Company's suppliers of raw material, supplies and equipment could be impacted by geopolitical events, such as the war in Ukraine, thus interrupting the Company's supply chain. Additionally, the Company's customers may experience interruptions from other suppliers that could cause a customer to delay or cancel orders.

The Company's business could suffer if the Company is unable to develop new products on a timely basis.

The Company's operating results could be negatively affected if the Company were unable to maintain and increase its technological and manufacturing capability and expertise to develop new products on a timely basis. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require the Company to continue investing in research and development and sales and marketing. There can be no assurance that the Company will be able to make the technological advances necessary to maintain such competitive advantages or that the Company can recover major research and development expenses.

The industries in which the Company operates are very competitive.

Certain of the Company's principal competitors are substantially larger and have greater financial resources than the Company, and the Company's operating results will be affected by its ability to maintain its competitive positions in these industries. The aerospace composite materials and composite structures and assemblies industries are intensely competitive, and the Company competes worldwide in the markets for such products.

The Company is vulnerable to an increase in inflation.

Changes in the cost raw materials, supplies, labor, utilities or services could materially increase the Company's cost of operations. The Company is experiencing inflation in raw material and other costs. The impact of inflation on the Company's profits has been partially mitigated by the Company's ability to adjust pricing for a large portion of its sales to pass the impact of inflation through to its customers. Significant increases in the cost of materials, supplies, labor, utilities or services purchased by the Company could also materially increase the Company's cost of operations and could have a material adverse effect on the Company's business and results of operations if the Company were unable to pass such increases through to its customers.

The Company is vulnerable to disruptions and shortages in the supply of, and increases in the prices of, certain raw materials.

There are a limited number of qualified suppliers of the principal materials used by the Company in its manufacture of aerospace composite materials and composite structures and assemblies. The Company has qualified alternate sources of supply for many, but not all, of its raw materials, but certain raw materials are produced by only one supplier. In some cases, substitutes for certain raw materials are not always readily available, and in the past, there have been shortages in the market for certain of these materials. Raw material substitutions for certain aircraft related products may require governmental (such as FAA) approval. While the Company considers its relationships with its suppliers to be strong, a shortage of these materials or a disruption of the supply of these materials caused by a natural disaster or otherwise could materially increase the Company's cost of operations and could materially adversely affect the business and results of operations of the Company. Likewise, significant increases in the cost of materials purchased by the Company could also materially increase the Company's cost of operations and could have a material adverse effect on the Company's business and results of operations if the Company were unable to pass such increases through to its customers. If one or more of the Company's suppliers is required to temporarily close manufacturing facilities, the Company's ability to procure raw materials for its manufacturing processes may become limited and this could ultimately limit the Company's ability to manufacture its products.

The Company's customer base is highly concentrated, and the loss of one or more customers could adversely affect the Company's business.

A loss of one or more key customers could adversely affect the Company's profitability. The Company's customer base is concentrated, in part, because the Company's business strategy has been to develop long-term relationships with a select group of customers. During the Company's fiscal years ended February 26, 2023, February 27, 2022 and February 28, 2021, the Company's ten largest customers accounted for approximately 71%, 77% and 71%, respectively, of net sales. The Company expects sales to a relatively small number of customers will continue to account for a significant portion of its net sales for the foreseeable future. See "Customers and End Markets" in Item 1 of Part I of this Report.

The Company's business is dependent on the aerospace industry, which is cyclical in nature.

The aerospace industry is cyclical and has experienced downturns. The downturns can occur at any time as a result of events that are industry specific or macroeconomic, and in the event of a downturn, the Company may have no way of knowing if, when and to what extent there might be a recovery. Deterioration in the market for aerospace products has often reduced demand for, and prices of, advanced composite materials, structures and assemblies. A potential future reduction in demand and prices could have a negative impact on the Company's business and operating results.

In addition, the Company is subject to the effects of general regional and global economic and financial conditions.

The Company relies on short-term orders from its customers.

A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, can cause a customer to reduce or delay orders previously anticipated by the Company, which could negatively impact the Company's business and operating results. While some customers place orders based on long-term pricing agreements, such agreements are typically requirements-based and do not set forth minimum purchase obligations. As a result, the Company must continually communicate with its customers to validate forecasts and anticipate the future volume of purchase orders.

The Company's customers may require the Company to undergo a lengthy and expensive qualification process with respect to its products, with no assurance of sales. Any delay or failure in such qualification process could negatively affect the Company's business and operating results.

The Company's customers frequently require that the Company's products undergo an extensive qualification process, which may include testing for performance, structural integrity and reliability. This qualification process may be lengthy and does not assure any sales of the product to that customer. The Company devotes substantial resources, including design, engineering, sales, marketing and management efforts, and often substantial expense, to qualifying the Company's products with customers in anticipation of sales. Any delay or failure in qualifying any of its products with a customer may preclude or delay sales of those products to the customer, which may impede the Company's growth and cause its business to suffer.

In addition, the Company engages in product development efforts with OEMs. The Company will not recover the cost of this product development directly even if the Company actually produces and sells any resulting product. There can be no guarantee that such efforts will result in any sales.

Consolidation among the Company's customers could negatively impact the Company's business.

A number of the Company's customers have combined in recent years and consolidation of other customers may occur. If an existing customer is not the controlling entity following a combination, the Company may not be retained as a supplier. While there is potential for increasing the Company's position with the combined customer, the Company's revenues may decrease if the Company is not retained as a supplier.

The Company is subject to a variety of environmental regulations.

The Company's production processes require the use, storage, treatment and disposal of certain materials which are considered hazardous under applicable environmental laws, and the Company is subject to a variety of regulatory requirements relating to the handling of such materials and the release of emissions and effluents into the environment, non-compliance with which could have a negative impact on the Company's business or results of operations. Other possible developments, such as the enactment or adoption of additional environmental laws, could result in substantial costs to the Company.

If the Company's efforts to protect its proprietary information are not sufficient, the Company may be adversely affected.

The Company's business relies upon proprietary information, trade secrets and know-how in its product formulations and its manufacturing and research and development activities. The Company takes steps to protect its proprietary rights and information, including the use of confidentiality and other agreements with employees and consultants and in commercial relationships, including with suppliers and customers. If these steps prove to be inadequate or are violated, the Company's competitors might gain access to the Company's trade secrets, and there may be no adequate remedy available to the Company.

The Company depends upon the experience and expertise of its senior management team and key technical employees, and the loss of any key employee may impair the Company's ability to operate effectively.

The Company's success depends, to a certain extent, on the continued availability of its senior management team and key technical employees. Each of the Company's executive officers, key technical personnel and other employees could terminate his or her employment at any time. The loss of any member of the Company's senior management team might significantly delay or prevent the achievement of the Company's business objectives and could materially harm the Company's business and customer relationships. In addition, because of the highly technical nature of the Company's business, the loss of any significant number of the Company's key technical personnel could have a material adverse effect on the Company. The Company competes for manufacturing and engineering talent in a competitive labor market. Personnel turnover and training costs could negatively impact the Company's operations.

The Company's business and operations may be adversely affected by cybersecurity breaches or other information technology system or network intrusions.

The Company depends on information technology and computerized systems to communicate and operate effectively, some of which are connected to networks of third parties that are not under the Company's direct control. The Company stores sensitive data on its servers and databases including proprietary business information, intellectual property and confidential employee or other personal data pertaining to the Company's business, customers, suppliers, OEMs, employees and other third parties. Attempts by others to gain unauthorized access to the Company's information technology systems and data have become more frequent and sophisticated. These attempts, which might be related to industrial or foreign government espionage, activism, or other motivations, include covertly introducing malware and "ransomware" to the Company's computers and networks, performing reconnaissance, impersonating authorized users, and stealing, corrupting or restricting the Company's access to data, among other activities.

As with most companies, the Company has experienced cyber-attacks, attempts to breach the Company's systems and other similar incidents, none of which, has resulted in loss of data or materially affected the Company's business, operations or financial results. The Company has addressed past cybersecurity breaches by working with leading providers of incident response, risk management and digital forensics services. In coordination with such service providers, Park also continues to update its infrastructure, security tools (including firewalls and anti-virus software), and employee training and processes, to protect against security incidents and to prevent their recurrence. While Company personnel have been tasked to detect and investigate such incidents, cybersecurity attacks and other data security breaches can and are expected to occur in the future and the Company may be unable to implement adequate preventive or remediation measures, as breach and disruption techniques change frequently and are generally not detected until after an incident has occurred.

The unauthorized use of the Company's intellectual property and/or confidential or personal information or any material disruption in the systems that store such information could materially harm the Company's competitive position, reduce the value of the Company's investment in research and development (through the loss of trade secrets or other proprietary and competitively sensitive information) and other strategic initiatives, compromise personally identifiable information regarding customers or employees, delay the Company's ability to access its information systems at critical times, cause operational disruptions and delays, jeopardize the security of the Company's facilities or otherwise materially and adversely affect the Company's business or financial results. Any intrusion may also result in material fines, penalties, governmental investigations and proceedings, litigation, diminished competitive advantages through reputational damages and increased operational expenses (including remediation and damage expenses). Many victims of cyber-attacks also are forced to pay significant ransoms or incur significant expenses to recover critical business systems and data. Additionally, the Company may incur additional costs to comply with its customers', including the U.S. Government's, requirements for data security and increased cybersecurity protections and standards. The Company may be similarly harmed if any of the foregoing incidents occur at third parties that are connected to the Company's networks and that are not under the Company's direct control.

Acquisitions, mergers, business combinations or joint ventures may entail certain operational and financial risks.

The Company may acquire businesses, product lines or technologies that expand or complement those of the Company. It may also enter into mergers, business combinations or joint ventures for similar purposes. The integration and management of an acquired company or business may strain the Company's management resources and technical, financial and operating systems. In addition, implementation of acquisitions can result in large one-time charges and costs. A given acquisition, if consummated, may materially affect the Company's business, financial condition and results of operations.

The Company's securities may fluctuate in value.

The market price of the Company's securities can be subject to fluctuations in response to quarter-to-quarter variations in operating results, changes in analyst earnings estimates, market conditions in the aerospace composite materials and composite structures and assemblies industries, as well as general economic conditions and other factors external to the Company.

The Company's Stock is included in certain market indices. Funds that are based on the indices the Company's stock is included in are required to own the Company's stock. A change in any index the Company is included in could create sudden movement in the Company's stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Set forth below are the locations of the significant properties owned and leased by the Company, the business use of the properties and the size of each such property. The Newton, Kansas property is used principally as a manufacturing facility. The lease for the Newton, Kansas location is a ground lease.

Location	Owned or Leased	Use	Size (Square Footage)
Westbury, NY	Leased	Administrative Offices	2,000
Newton, KS	Leased	Advanced Composite Materials, Parts and Assemblies	183,500

The Company believes its facilities and equipment to be in good condition and reasonably suited and adequate for its current needs. The Company's manufacturing facilities have the capacity to substantially increase their production levels.

During the 2022 fiscal year, the Company completed the closure of its dormant Park Aerospace Technologies Asia Pte. Ltd. facility located in Singapore.

In December 2018, the Company entered into a Development Agreement with the City of Newton, Kansas and the Board of County Commissioners of Harvey County, Kansas. Pursuant to this agreement, the Company agreed to construct and operate a redundant manufacturing facility of approximately 90,000 square feet for the design, development and manufacture of advanced composite materials and parts, structures and assemblies for aerospace. The Company further agreed to equip the facility through the purchase of machinery, equipment and furnishings and to create additional new full-time employment of specified levels during a five-year period. In exchange for these agreements, the City and the County agreed to lease to the Company three acres of land at the Newton, Kansas Airport, in addition to the eight acres previously leased to the Company by the City and County. The City and County further agreed to provide financial and other assistance toward the construction of the additional facility as set forth in the Development Agreement. The total cost of the additional facility was approximately $19.8 million, and the expansion is complete. As of February 26, 2023, the Company had $99,000 in equipment purchase obligations related to the additional facility.

Pursuant to the Development Agreement, the City provided a sales tax exemption for materials the Company purchased for the facility, subject to issuance of Industrial Revenue Bonds ("IRBs"). On June 7, 2022, the City issued IRB Series 2022, in an aggregate principal amount not to exceed $18,500,000, pursuant to a Trust Indenture between the City and Security Bank of Kansas City. The Company simultaneously entered into a Bond Purchase Agreement with the City, whereby the Company agreed to buy the IRBs at a purchase price equal to the par amount of the IRBs issued. The Company redeemed the IRBs in August 2022. Neither the purchase nor redemption of the IRBs had an impact on the Company's Consolidated Statements of Operations.

ITEM 3. LEGAL PROCEEDINGS.

No material pending legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

None.

EXECUTIVE OFFICERS OF THE REGISTRANT.

Name	*Title*	*Age*
Brian E. Shore	Chief Executive Officer and Chairman of the Board of Directors	71
P. Matthew Farabaugh	Senior Vice President and Chief Financial Officer	62
Mark A. Esquivel	President and Chief Operating Officer	50
Cory Nickel	Senior Vice President and General Manager	51

Mr. Brian Shore has served as a Director of the Company since 1983 and as Chairman of the Board of Directors since July 2004. He was elected a Vice President of the Company in January 1993, Executive Vice President in May 1994, President in March 1996, and Chief Executive Officer in November 1996. He was President until July 28, 2014. Mr. Shore also served as General Counsel of the Company from April 1988 until April 1994.

Mr. Farabaugh was elected Senior Vice President and Chief Financial Officer on March 10, 2016. He had been Vice President and Chief Financial Officer of the Company since April 2012 and Vice President and Controller of the Company since October 2007. Prior to joining the Company, Mr. Farabaugh was Corporate Controller of American Technical Ceramics, a publicly traded international company and a manufacturer of electronic components, located in Huntington Station, New York, from 2004 to September 2007 and Assistant Controller from 2000 to 2004. Prior thereto, Mr. Farabaugh was Assistant Controller of Park Aerospace Corp. from 1989 to 2000. Prior to joining Park in 1989, Mr. Farabaugh had been a senior accountant with KPMG.

Mr. Esquivel was promoted to President and Chief Operating Officer of the Company on November 2, 2020, after having been elected Executive Vice President and Chief Operating Officer of the Company on May 7, 2019, and having been elected Senior Vice President and Chief Operating Officer in December 2018. He had been Senior Vice President – Aerospace of the Company since October 2017 and Vice President – Aerospace of the Company and President of the Company's Park Aerospace Technologies Corp. business unit in Newton, Kansas since April 2015. Mr. Esquivel has been employed by the Company and its subsidiaries in various positions since 1994. He was Vice President of Aerospace Composite Structures of Park Aerospace Technologies Corp. from March 2012 to April 2015 and President of Park Aerospace Technologies Corp. from June 2010 to March 2012. Prior to June 2010, Mr. Esquivel was Vice President and General Manager of the Company's former Neltec, Inc. business unit located in Tempe, Arizona, and was responsible for the day-to-day operations of Neltec, Inc. since his appointment to that position in September 2008, having held various positions since he originally joined Neltec, Inc. in 1994.

Mr. Nickel was elected Senior Vice President and General Manager of the Company on August 15, 2022. He was appointed as Vice President and General Manager of the Company in October 2020. Mr. Nickel originally joined Park Aerospace Corp. in 2011 as a Solution Treater Operator, an entry level position. He was promoted to Second Shift Production Supervisor in 2012, Production Manager in 2013, Materials Manufacturing Manager in 2014, Production Control Manager in 2015 and Operations Manager in 2017. Prior to joining Park, Mr. Nickel served as a local High School Science Teacher with a focus on chemistry, physics and manufacturing technology.

There are no family relationships between the directors or executive officers of the Company.

Each executive officer of the Company serves at the pleasure of the Board of Directors of the Company.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's Common Stock is listed and trades on the New York Stock Exchange (trading symbol PKE). The Common Stock also trades on the Chicago Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the Common Stock.

For the Fiscal Year Ended February 26, 2023	Stock Price High	Low	Dividends Declared
First Quarter	$ 14.21	$ 11.27	$ 0.10
Second Quarter	13.19	11.40	0.10
Third Quarter	13.82	10.08	0.10
Fourth Quarter	16.54	10.80	1.10 **(a)**

For the Fiscal Year Ended February 27, 2022	Stock Price High	Low	Dividends Declared
First Quarter	$ 15.57	$ 13.03	$ 0.10
Second Quarter	16.20	14.40	0.10
Third Quarter	15.11	12.74	0.10
Fourth Quarter	13.74	12.73	0.10

(a) On February 9, 2023, the Company's Board of Directors declared a special dividend of $1.00 per share payable April 6, 2023 to shareholders of record at the close of business on March 9, 2023. The total amount of this special dividend was approximately $20.5 million. The Company expects, for the foreseeable future, to continue to pay regular cash dividends.

As of May 5, 2023, there were 459 holders of record of Common Stock.

The Company expects, for the foreseeable future, to continue to pay regular cash dividends.

The following table provides information with respect to shares of the Company's Common Stock acquired by the Company during each month included in the Company's 2023 fiscal year fourth quarter ended February 26, 2023:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased As Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 28 – December 26	0	$ -	0	
December 27 – January 26	0	$ -	0	
January 27 – February 26	0	$ -	0	
Total	**0**	**$ -**	**0**	**1,500,000 (a)**

(a)   Aggregate number of shares available to be purchased by the Company pursuant to a share purchase authorization announced on May 23, 2022. Pursuant to such authorization, the Company is authorized to purchase its shares from time to time on the open market or in privately negotiated transactions.

On May 18, 2022, the Company's Board of Directors authorized the Company's purchase, on the open market and in privately negotiated transactions, of up to 1,500,000 shares of its Common Stock. This represents approximately 7% of the Company's 20,458,210 total outstanding shares as of the close of business on May 18, 2022. This authorization supersedes any unused prior Board of Directors' authorizations to purchase shares of the Company's Common Stock. As of February 26, 2023, the Company had not purchased any shares of the Company's Common stock pursuant to the above authorization.

As previously announced by the Company, shares purchased by the Company will be retained as treasury stock and will be available for use under the Company's stock option plan and for other corporate purposes.

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended February 26, 2023 among the Company, the New York Stock Exchange Market Index (the "NYSE Index"), and the Nasdaq US Small Cap Aerospace and Defense Index (the "Nasdaq Index"). The returns of each company in the Nasdaq Index have been weighted according to the Company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on February 26, 2018 and the reinvestment of dividends (where applicable).



	2018	2019	2020	2021	2022	**2023**
Park Aerospace Corp.	$ 100.00	$ 127.88	$ 111.03	$ 114.66	$ 115.76	**$ 140.61**
NYSE Index	$ 100.00	$ 101.37	$ 101.35	$ 125.80	$ 140.61	**$ 135.31**
NASDAQ US Small Cap Aerospace and Defense Index	$ 100.00	$ 124.89	$ 122.18	$ 151.36	$ 145.36	**$ 146.64**

ITEM 6.   [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General:

Park Aerospace Corp. ("Park" or the "Company") is an aerospace company which develops and manufactures solution and hot-melt advanced composite materials used to produce composite structures for the global aerospace markets. Park's advanced composite materials include film adhesives and lightning strike protection materials. Park offers an array of composite materials specifically designed for hand lay-up or automated fiber placement (AFP) manufacturing applications. Park's advanced composite materials are used to produce primary and secondary structures for jet engines, large and regional transport aircraft, military aircraft, Unmanned Aerial Vehicles (UAVs commonly referred to as "drones"), business jets, general aviation aircraft and rotary wing aircraft. Park also offers specialty ablative materials for rocket motors and nozzles and specially designed materials for radome applications. As a complement to Park's advanced composite materials offering, Park designs and fabricates composite parts, structures and assemblies and low volume tooling for the aerospace industry. Target markets for Park's composite parts and structures (which include Park's proprietary composite SigmaStrut™ and AlphaStrut™ product lines) are, among others, prototype and development aircraft, special mission aircraft, spares for legacy military and civilian aircraft and exotic spacecraft.

The Company's fiscal year is the 52- or 53-week period ending the Sunday nearest to the last day of February. The 2023, 2022 and 2021 fiscal years ended on February 26, 2023, February 27, 2022 and February 28, 2021, respectively. The 2023, 2022 and 2021 fiscal years each consisted of 52 weeks. **Unless otherwise indicated in this Discussion and Analysis, all references to years and quarters in this Discussion and Analysis are to the Company's fiscal years and fiscal quarters, and all annual and quarterly information in this Discussion and Analysis is for such fiscal years and quarters, respectively.**

2023 Financial Overview

In 2019, the Company announced the major expansion of its aerospace manufacturing, development and design facilities located at the Newton City-County Airport in Newton, Kansas. This expansion includes the construction of a manufacturing facility located adjacent to Park's existing Newton, Kansas facilities. This facility, which was constructed in part to support a major aerospace customer, includes approximately 90,000 square feet of manufacturing and office space, and essentially doubled the size of Park's existing Newton, Kansas manufacturing footprint. The total cost of the expansion was approximately $19.8 million. The expansion is complete and includes new resin mixing and delivery systems, new hot-melt film and tape manufacturing lines, space to accommodate an additional hot-melt tape line or solution treating line, space to accommodate a confidential joint development project with a major aerospace customer, additional slitting capability, significant additional freezer and storage space, an expanded production lab, a new R&D lab and additional office space. Through February 26, 2023, the Company had incurred $19.6 million of costs for the expansion.

On February 9, 2023, the Company's Board of Directors declared a special dividend of $1.00 per share payable April 6, 2023 to shareholders of record at the close of business on March 9, 2023. The total amount of this special dividend was approximately $20.5 million.

The Company's total net sales worldwide in 2023 were 1% higher than in 2022. Sales in 2023, to each of the markets the Company serves, were relatively even with the prior year sales levels.

The Company's gross profit margin, measured as a percentage of sales, decreased to 30.5% in 2023 from 33.4% in 2022. Higher costs for raw materials, supplies, freight, utilities, costs related to the new equipment trials and qualifications and higher waste costs from increased change-over resulting from supply chain challenges and uncertainties led to the decrease in gross margins.

The Company's earnings from operations in 2023 were 13% lower than in 2022, primarily as a result of higher costs for raw materials, supplies, freight, utilities, costs related to the new equipment trials and qualifications and higher waste costs from increased change-over resulting from supply chain challenges and uncertainties . The Company's net earnings from continuing operations in 2023 were 27% higher than in 2022, primarily due to higher interest income and a reduction in uncertain tax positions, partially offset by the cost and expense increases mentioned above.

The Company is experiencing inflation in raw materials, supplies, freight costs and other costs and expenses. The impact of inflation on the Company's profits has been partially mitigated by the Company's ability to adjust pricing for a large portion of its sales to pass the impact of inflation through to its customers.

With the recovery of the aerospace markets, some companies in the aerospace supply chain have not been fully prepared to ramp up their production as quickly as needed, which has created a risk to the Company of not getting enough raw materials on a timely basis to fully support the Company's customers' demands. Delays of shipments of raw materials have impacted the Company's production level and have caused inefficiencies in the Company's manufacturing operations. The Company continues to experience supply chain challenges.

Programs that the Company supplies into are, in some cases, experiencing supply chain issues from other suppliers to the programs. The Company's sales could be impacted by supply chain challenges its customers are experiencing from other suppliers.

The tight labor market has created challenges in hiring personnel. Although the Company feels very positive about its workforce, staffing to proper levels continues to pose challenges for the Company. The Company's cross-training "Customer Flexibility Program" continues to help the Company to deal with the staffing shortages.

The war in Ukraine has not had a negative material impact on the Company's results of operations, but the Company has a potential for an increase in future sales due to increases in spending worldwide on missile defense systems and other defense programs. The Company does not have any significant customers in Russia or Ukraine. The Company has experienced some increases to raw material costs from overseas suppliers due to the impacts of the war in Ukraine.

The Company has a number of long-term contracts pursuant to which certain of its customers, some of which represent a substantial portion of the Company's revenue, place orders. Long-term contracts with the Company's customers are primarily requirements based and do not guarantee quantities. An order forecast is generally agreed concurrently with pricing for any applicable long-term contract. This order forecast is then typically updated periodically during the term of the underlying contract. Purchase orders are generally received in excess of three months in advance of delivery.

Results of Operations:

2023 Compared to 2022

(Amounts in thousands, except per share amounts)	Year Ended			
	February 26, 2023	February 27, 2022	Increase / (Decrease)	
Net sales	$ 54,055	$ 53,578	$ 477	1%
Cost of sales	37,582	35,661	1,921	5%
Gross profit	**16,473**	**17,917**	**(1,444)**	**-8%**
Selling, general and administrative expenses	6,519	6,249	270	4%
Restructuring charges	-	259	(259)	-100%
Earnings from operations	**9,954**	**11,409**	**(1,455)**	**-13%**
Interest and other income	1,078	375	703	187%
Earnings before income taxes	**11,032**	**11,784**	**(752)**	**-6%**
Income tax provision	301	3,320	(3,019)	-91%
Net earnings	**$ 10,731**	**$ 8,464**	**$ 2,267**	**27%**
Earnings per share:				
Basic earnings per share	$ 0.52	$ 0.41	$ 0.11	27%
Diluted earnings per share	$ 0.52	$ 0.41	$ 0.11	27%

Net Sales

The Company's total net sales worldwide in 2023 were 1% higher than in 2022. Sales in 2023, to each of the markets the Company serves, were relatively even with the prior year sales levels.

Gross Profit

The Company's gross profit margin, measured as a percentage of sales, decreased to 30.5% in 2023 from 33.4% in 2022. Higher costs for raw materials, supplies, freight, utilities, costs related to the new equipment trials and qualifications and higher waste costs from increased change-over resulting from supply chain challenges and uncertainties led to a decrease in gross margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $270,000, or 4%, during 2023 compared to 2022. Such expenses, measured as percentages of sales, were 12.1% and 11.7% during 2023 and 2022, respectively.

Selling, general and administrative expenses in 2023 included $369,000 of stock option expenses compared to $285,000 of such expenses in 2022.

Restructuring Charges

Restructuring charges were nil in 2023 compared to $259,000 in 2022 related to the closure of the Company's Park Aerospace Technologies Asia, Pte. Ltd. facility located in Singapore.

Earnings from Operations

For the reasons set forth above, the Company's earnings from operations were $10.0 million for 2023. The Company's earnings from continuing operations were $11.4 million for 2022, including the pretax charges of $259,000 for the closure of the facility located in Singapore.

Interest and Other Income

Interest and other income were $1.1 million and $375,000 for 2023 and 2022, respectively. The increase from 2022 was due primarily higher weighted average interest rates. During 2023 and 2022, the Company earned interest income principally from its investments, which were primarily in short-term instruments and money market funds.

Income Tax Provision

The Company's effective income tax rate of 2.7% for 2023 was due primarily to the U.S. Federal rate and state income taxes, including $214,000 of additional tax due to tax deductions becoming unavailable related to stock options expiring unexercised in the 2023 fiscal year, offset by a reduction in uncertain tax positions related to the expiring statute of limitations of tax positions taken in prior years regarding the taxability of funds repatriated from the Company's subsidiary in Singapore of $2.8 million. The Company's effective income tax rate of 28.2% was higher in 2022, due to the lack of the uncertain tax position reduction as occurred in 2023.

Net Earnings from Operations

The Company's net earnings from continuing operations for 2023 were $10.7 million, including the reduction in uncertain tax positions of $2.8 million and $214,000 of additional tax due to tax deductions becoming unavailable as a result of stock options expiring unexercised. The Company's net earnings from continuing operations for 2022 were $8.5 million, including the pretax charges of $259,000 for the closure of the facility located in Singapore.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for 2023 were $0.52, including the additional tax due to tax deductions becoming unavailable as a result of stock options expiring unexercised and the reduction in uncertain tax positions, compared to basic and diluted earnings per share for 2022 of $0.41, including the pretax charges for the closure of the facility located in Singapore. The net impact of the items described above was to increase basic and diluted earnings per share by $0.13 in 2023 and decrease basic and diluted earnings per share by $0.01 in 2022.

2022 Compared to 2021

(Amounts in thousands, except per share amounts)	Year Ended					
	February 27, 2022		February 28, 2021		Increase / (Decrease)	
Net sales	$	53,578	$	46,276	$ 7,302	16%
Cost of sales		35,661		33,085	2,576	8%
Gross profit		**17,917**		**13,191**	**4,726**	**36%**
Selling, general and administrative expenses		6,249		6,113	136	2%
Restructuring charges		259		1,570	(1,311)	-84%
Earnings from continuing operations		**11,409**		**5,508**	**5,901**	**107%**
Interest and other income		375		1,777	(1,402)	-79%
Earnings from continuing operations before						
income taxes		**11,784**		**7,285**	**4,499**	**62%**
Income tax provision		3,320		2,093	1,227	59%
Net earnings from continuing operations		**8,464**		**5,192**	**3,272**	**63%**
Loss from discontinued operations,						
net of tax		**-**		**(328)**	**328**	**-100%**
Net earnings	$	**8,464**	$	**4,864**	$ **3,600**	**74%**
Earnings (loss) per share:						
Basic:						
Continuing operations	$	0.41	$	0.25	$ 0.16	64%
Discontinued operations		-		(0.01)	0.01	-100%
Basic earnings per share	$	0.41	$	0.24	$ 0.17	71%
Diluted:						
Continuing operations	$	0.41	$	0.25	$ 0.16	64%
Discontinued operations		-		(0.01)	0.01	-100%
Diluted earnings per share	$	0.41	$	0.24	$ 0.17	71%

Net Sales

The Company's total net sales worldwide in 2022 were 16% higher than in 2021 due primarily to the higher sales to commercial aerospace and business aircraft customers resulting from the decreasing impacts of the Pandemic on those markets, partially offset by lower military sales during 2022.

Gross Profit

The Company's gross profit margin, measured as a percentage of sales, increased to 33.4% in 2022 from 28.5% in 2021. Higher sales and production levels combined with the fixed nature of certain overhead costs led to higher gross margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $136,000, or 2%, during 2022 compared to 2021. Such expenses, measured as percentages of sales, were 11.7% and 13.2% during 2022 and 2021, respectively.

Selling, general and administrative expenses in 2022 included $285,000 of stock option expenses compared to $191,000 of such expenses in 2021.

Restructuring Charges

The Company recorded restructuring charges of $259,000 in 2022 compared to $1.6 million in 2021 related to the closure of the Company's Park Aerospace Technologies Asia, Pte, Ltd. facility located in Singapore.

Earnings from Continuing Operations

For the reasons set forth above, the Company's earnings from continuing operations were $11.4 million for 2022, including the pretax charges of $259,000 for the closure of the facility located in Singapore. The Company's earnings from continuing operations were $5.5 million for 2021, including the pretax charges of $1.6 million for the closure of the facility located in Singapore.

Interest and Other Income

Interest and other income were $375,000 and $1.8 million for 2022 and 2021, respectively. The decrease from 2021 was due primarily to lower average invested cash during the period and lower weighted average interest rates. During 2022 and 2021, the Company earned interest income principally from its investments, which were primarily in short-term instruments and money market funds.

Income Tax Provision

The Company's effective income tax rate of 28.2% for 2022 was due primarily to the U.S. Federal rate and state income taxes. The Company's effective income tax rate was higher in 2021, due to unfavorable adjustments to valuation allowances on state tax credits and a higher state effective tax rate in 2021.

Net Earnings from Continuing Operations

The Company's net earnings from continuing operations for 2022 were $8.5 million, including the pretax charges of $259,000 for the closure of the facility located in Singapore. The Company's net earnings from continuing operations for 2021 were $5.2 million, including the pretax charges of $1.6 million for the closure of the facility located in Singapore.

Discontinued Operations

On December 4, 2018, the Company completed the sale of its Electronics Business, including manufacturing facilities in Singapore, France, California and Arizona and R&D facilities in Singapore and Arizona, to AGC Inc. for an aggregate purchase price of $145 million in cash, subject to post-closing adjustments for changes in working capital compared to the target net working capital, excluding cash in certain acquired subsidiaries and certain accrued and unpaid taxes of certain acquired subsidiaries. See Note 12, "Discontinued Operations", of the Notes to Consolidated Financial Statements elsewhere in this Report for additional information on the sale.

The operating results of the Electronics Business are classified, together with certain costs related to the sale, as discontinued operations, net of tax, in the Consolidated Statements of Operations.

The Company's loss from discontinued operations was lower in 2022 compared to 2021 primarily as a result of exiting the facility in Fullerton, California, previously used in the electronics operations, at the beginning of the third fiscal quarter of 2021.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share from continuing operations for 2022 were $0.41, including the pretax charges for the closure of the facility located in Singapore, compared to basic and diluted earnings per share for 2021 of $0.25, including the pretax charges for the closure of the facility located in Singapore. The net impact of the items described above was to decrease basic and diluted earnings per share by $0.01 in 2022 and $0.07 in 2021.

Liquidity and Capital Resources:

(Amounts in thousands)	February 26, 2023	February 27, 2022	Increase / (Decrease)
Cash and marketable securities	$ 105,440	$ 110,361	$ (4,921)
Working capital	96,455	120,147	(23,692)

From continuing operations (Amounts in thousands)	Fiscal Year Ended			Increase / (Decrease)	
	February 26, 2023	February 27, 2022	February 28, 2021	2023 vs. 2022	2022 vs. 2021
Net cash provided by operating activities	$ 6,491	$ 8,201	$ 13,340	$ (1,710)	$ (5,139)
Net cash (used in) provided by investing activities	(7,018)	(29,556)	32,958	22,538	(62,514)
Net cash used in financing activities	(8,047)	(7,429)	(9,785)	(618)	2,356

Cash and Marketable Securities

The Company believes it has sufficient liquidity to fund its operating activities for the 12 months from the date of the filing of this Form 10-K Annual Report and for the foreseeable future thereafter.

The change in cash and marketable securities at February 26, 2023 compared to February 27, 2022 was primarily the result of positive operating cash flow more than offset by capital expenditures and regular quarterly dividends paid by the Company to its shareholders during 2023 and a number of additional factors. The significant changes in cash provided by operating activities were as follows:

- accounts receivable increased by 20% at February 26, 2023 compared to February 27, 2022 due primarily to the increase in total net sales in the last month of 2023;

- inventory increased 45% due primarily to higher raw material purchases at the end of February 2023, higher material costs and an increase of C2B material inventoried in support of the distributor agreement with ArianeGroup;

- prepaid expenses and other current assets decreased 8% due primarily to the decrease in income tax receivable;

- accounts payable increased 79% due primarily to the higher raw material purchases at the end of February 2023;

- accrued liabilities decreased 10% due primarily to the reduction of payroll and services accruals; and

- income taxes payable decreased 12% at February 26, 2023 compared to February 27, 2022 due to the current tax provision in excess of the tax payments.

In addition, the Company paid $8.2 million in cash dividends during 2023 and 2022.

In February 2023, the Company declared a special dividend of $1.00 per share. The Company recorded a dividend payable of $20.5 million at the end of 2023.

Working Capital

Working capital at February 26, 2023 was lower compared to February 27, 2022. Decreases in cash and cash equivalents and marketable securities and increases in accounts payable and dividends payable were partially offset by increases in accounts receivable, inventories and prepaid expenses and other current assets.

The Company's current ratio (the ratio of current assets to current liabilities) was 4.4 to 1 at February 26, 2023 compared to 20.1 to 1 at February 27, 2022.

Cash Flows

During 2023, the Company's net earnings from continuing operations, before depreciation and amortization, stock-based compensation, amortization of bond premium and gain on sale of fixed assets, were $12.6 million. Such earnings were decreased by changes in operating assets and liabilities of $6.1 million, resulting in $6.5 million of cash provided by operating activities from continuing operations. During 2023, the Company expended $1.0 million for the purchase of property, plant and equipment compared to $4.4 million during 2022 and the Company paid $8.2 million in cash dividends in 2023 and 2022.

Other Liquidity Factors

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA" or "Tax Act") and significantly revised U.S. corporate income tax by, among other things, lowering corporate income tax rates, imposing a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries, and implementing a territorial tax system. As a result of the Tax Act, the Company recorded taxes payable to be paid in installments over eight years. The remaining balance of these installment payments, as of February 26, 2023, was approximately $12.6 million to be paid over the next four years.

The Company believes that its existing cash, cash equivalents and marketable securities, and cash flow from operations will be sufficient to fund necessary capital expenditures and operating cash requirements for at least the next twelve months from the date of the filing of this Form 10-K Annual Report. The Company further believes that its consolidated balance sheet and financial position are very strong.

Contractual Obligations:

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of operating lease commitments, commitments to purchase raw materials and commitments to purchase equipment, as described in Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no other long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $0.1 million to secure the Company's obligations under its workers' compensation insurance program.

Environmental Matters:

The Company is subject to various Federal, state and local government and foreign government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations of the Company's former Electronics Business and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In 2023, 2022 and 2021, the Company incurred approximately $14,000, $13,000 and $9,000, respectively, for remedial response and voluntary cleanup costs and related legal fees, and the Company received, or expects to receive, reimbursement pursuant to general liability insurance coverage for approximately $14,000, $13,000 and $9,000, respectively, of such amounts. While annual environmental remedial response and voluntary cleanup expenditures, including legal fees, have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At February 26, 2023 and February 27, 2022, there were no amounts recorded in accrued liabilities for environmental matters.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or consolidated financial position of the Company. See Note 11 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for a discussion of the Company's contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

The following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's Discussion and Analysis of its Financial Condition and Results of Operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, allowances for doubtful accounts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recently Adopted Accounting Pronouncement

See Note 15 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for a discussion of the Company's recently adopted accounting pronouncements.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the providing entity expects to be entitled in exchange for those goods or services. We recognize revenue when all of the following criteria are met: (1) we have entered into a binding agreement, (2) the performance obligations have been identified, (3) the transaction price to the customer has been determined, (4) the transaction price has been allocated to the performance obligations in the contract, and (5) the performance obligations have been satisfied. The majority of the Company's shipping terms define the performance obligation to be satisfied upon shipment.

Accounts Receivable

The Company's accounts receivable are due from purchasers of the Company's products. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the conditions of the general economy and the aerospace industry. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes off accounts receivable when they become uncollectible.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In addition, the Company assesses the impairment of goodwill at least annually. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

As part of the processes of preparing its consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. Deferred income taxes are provided for temporary differences in the reporting of certain items, such as depreciation and undistributed earnings of foreign subsidiaries, for income tax purposes compared to financial accounting purposes. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, all positive and negative evidence is considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent acquisitions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's Consolidated Statements of Operations, or conversely to further reduce the existing valuation allowance, resulting in less income tax expense. The Company evaluates the realizability of the deferred tax assets and assesses the need for additional valuation allowances quarterly.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

Contingencies and Litigation

The Company is subject to a number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk – The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The Company's short-term investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than two years. Based on the average anticipated maturity of the investment portfolio at the end of the 2023 fiscal year, the Company does not believe that a hypothetical 10% fluctuation in short-term interest rates would have had a material impact on the consolidated results of operations or financial position of the Company.

Commodities Risk – The Company is subject to fluctuations in the cost of raw materials used to manufacture its materials and products. In particular, the Company is exposed to market fluctuations in commodity pricing as the Company utilizes certain materials that are key materials in certain of its products. The Company generally passes changes in the costs of its raw material costs through to its customers. The Company currently does not use hedging strategies to minimize the risk of price fluctuations on commodity-based raw materials; however, the Company regularly reviews such strategies on an ongoing basis. See "Materials and Sources of Supply" in Item 1 of this Report.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Company's Financial Statements begin on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Park Aerospace Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Park Aerospace Corp. and subsidiaries (the "Company") as of February 26, 2023 and February 27, 2022 and the related consolidated statements of operations, comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended February 26, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 26, 2023 and February 27, 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 26, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CohnReznick LLP

We have served as the Company's auditor since 2014.

Parsippany, New Jersey

May 12, 2023

PARK AEROSPACE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share amounts)

	February 26, 2023	February 27, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,237	$ 12,811
Marketable securities (Note 2)	101,203	97,550
Accounts receivable, less allowance for doubtful accounts of $120 and $104, respectively	9,989	8,339
Inventories (Note 3)	6,768	4,657
Prepaid expenses and other current assets	2,844	3,082
Total current assets	**125,041**	**126,439**
Property, plant and equipment, net (Note 3)	24,251	24,333
Operating right-of-use assets (Note 10)	150	203
Goodwill and other intangible assets, net (Note 3)	9,783	9,790
Other assets	108	122
Total assets	**$ 159,333**	**$ 160,887**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,545	$ 2,534
Operating lease liabilities (Note 10)	53	53
Accrued liabilities (Note 3)	1,346	1,494
Dividend payable	20,471	-
Income taxes payable	2,171	2,211
Total current liabilities	**28,586**	**6,292**
Long-term operating lease liabilities (Note 10)	129	174
Non-current income taxes payable (Note 4)	10,938	12,621
Deferred income taxes (Note 4)	1,995	1,671
Other liabilities (Note 4)	1,751	4,497
Total liabilities	**43,399**	**25,255**
Commitments and contingencies (Notes 10 and 11)		
Shareholders' equity (Note 6):		
Preferred stock, $1 par value per shares-authorized, 500,000 shares; issued, none	-	-
Common stock, $0.10 par value per shares-authorized, 60,000,000 shares; issued, 20,965,144 shares	2,096	2,096
Additional paid-in capital	169,932	169,665
Accumulated deficit	(42,694)	(24,767)
Accumulated other comprehensive loss	(4,244)	(1,965)
	125,090	**145,029**
Less treasury stock, at cost, 493,934 and 506,934 shares, respectively	(9,156)	(9,397)
Total shareholders' equity	**115,934**	**135,632**
Total liabilities and shareholders' equity	**$ 159,333**	**$ 160,887**

See Notes to Consolidated Financial Statements.

PARK AEROSPACE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Fiscal Year Ended					
	February 26, 2023		February 27, 2022		February 28, 2021	
Net sales	$	54,055	$	53,578	$	46,276
Cost of sales		37,582		35,661		33,085
Gross profit		**16,473**		**17,917**		**13,191**
Selling, general and administrative expenses		6,519		6,249		6,113
Restructuring charges (Note 8)		-		259		1,570
Earnings from continuing operations		**9,954**		**11,409**		**5,508**
Interest and other income		1,078		375		1,777
Earnings from continuing operations						
** before income taxes**		**11,032**		**11,784**		**7,285**
Income tax provision (Note 4)		301		3,320		2,093
Net earnings from continuing operations		**10,731**		**8,464**		**5,192**
Loss from discontinued						
** operations, net of tax (Note 12)**		**-**		**-**		**(328)**
Net earnings	$	**10,731**	$	**8,464**	$	**4,864**
Earnings (loss) per share (Note 7)						
Basic:						
Continuing operations	$	0.52	$	0.41	$	0.25
Discontinued operations		-		-		(0.01)
Basic earnings per share	$	0.52	$	0.41	$	0.24
Basic weighted average shares		20,465		20,422		20,387
Diluted:						
Continuing operations	$	0.52	$	0.41	$	0.25
Discontinued operations		-		-		(0.01)
Diluted earnings per share	$	0.52	$	0.41	$	0.24
Diluted weighted average shares		20,509		20,551		20,478

See Notes to Consolidated Financial Statements.

PARK AEROSPACE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Amounts in thousands)

	Fiscal Year Ended		
	February 26, 2023	February 27, 2022	February 28, 2021
Net earnings	$ 10,731	$ 8,464	$ 4,864
Other comprehensive loss, net of tax:			
Unrealized gains on marketable securities:			
Unrealized holding gains arising during the period	240	108	421
Less: reclassification adjustment for gains			
included in net earnings	(7)	(36)	(272)
Unrealized losses on marketable securities:			
Unrealized holding losses arising during the period	(2,567)	(1,713)	(1,176)
Less: reclassification adjustment for losses			
included in net earnings	55	12	23
Other comprehensive loss	(2,279)	(1,629)	(1,004)
Total comprehensive earnings	**$ 8,452**	**$ 6,835**	**$ 3,860**

See Notes to Consolidated Financial Statements.

PARK AEROSPACE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock	
	Shares	Amount				Shares	Amount
Balance, March 1, 2020	20,965,144	$ 2,096	$ 169,862	$ (21,774)	$ 668	446,321	$ (9,177)
Net earnings				4,864			
Unrealized gain on marketable securities, net of tax					(1,004)		
Stock options exercised			(15)			(1,450)	27
Stock-based compensation			191				
Purchase of treasury stock						137,397	(1,644)
Cash dividends ($.40 per share)				(8,153)			
Balance, February 28, 2021	20,965,144	2,096	170,038	(25,063)	(336)	582,268	(10,794)
Net earnings				8,464			
Unrealized loss on marketable securities, net of tax					(1,629)		
Stock options exercised			(658)			(75,334)	1,397
Stock-based compensation			285				
Cash dividends ($.40 per share)				(8,168)			
Balance, February 27, 2022	20,965,144	2,096	169,665	(24,767)	(1,965)	506,934	(9,397)
Net earnings				10,731			
Unrealized loss on marketable securities, net of tax					(2,279)		
Stock options exercised			(102)			(13,000)	241
Stock-based compensation			369				
Cash dividends ($1.40 per share)				(28,658)			
Balance, February 26, 2023	20,965,144	$ 2,096	$ 169,932	$ (42,694)	$ (4,244)	493,934	$ (9,156)

See Notes to Consolidated Financial Statements.

PARK AEROSPACE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Year Ended		
	February 26, 2023	February 27, 2022	February 28, 2021
Cash flows from operating activities:			
Net earnings	$ 10,731	$ 8,464	$ 4,864
Loss from discontinued operations, net of tax	-	-	328
Net earnings from continuing operations	10,731	8,464	5,192
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,136	1,136	1,150
Stock-based compensation	369	285	191
Allowance for bad debt	16	16	16
Provision for deferred income taxes	322	894	(56)
Amortization of bond premium	42	956	543
Loss (gain) on sale of marketable securities	5	10	(10)
(Gain) loss on sale of fixed assets	(8)	27	-
Non-cash restructuring	-	-	1,318
Changes in operating assets and liabilities:			
Accounts receivable	(1,665)	(722)	3,276
Inventories	(2,112)	137	1,585
Prepaid expenses and other current assets	238	(550)	157
Other assets and liabilities	(2,723)	111	250
Accounts payable	2,011	(766)	(1,435)
Accrued liabilities	(148)	(214)	(1)
Income taxes payable	(1,723)	(1,583)	1,164
Net cash provided by operating activities - continuing operations	**6,491**	**8,201**	**13,340**
Net cash used in operating activities - discontinued operations	**-**	**-**	**(328)**
Net cash provided by operating activities	**6,491**	**8,201**	**13,012**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(1,047)	(4,372)	(7,493)
Proceeds from sales of property, plant and equipment	8	14	-
Purchases of marketable securities	(49,758)	(59,422)	(83,941)
Proceeds from sales and maturities of marketable securities	43,779	34,224	124,392
Net cash (used in) provided by investing activities - continuing operations	**(7,018)**	**(29,556)**	**32,958**
Net cash provided by investing activities - discontinued operations	**-**	**-**	**-**
Net cash (used in) provided by investing activities	**(7,018)**	**(29,556)**	**32,958**
Cash flows from financing activities:			
Dividends paid	(8,186)	(8,168)	(8,153)
Proceeds from exercise of stock options	139	739	12
Purchase of treasury stock	-	-	(1,644)
Net cash used in financing activities - continuing operations	**(8,047)**	**(7,429)**	**(9,785)**
Net cash used in financing activities - discontinued operations	**-**	**-**	**-**
Net cash used in financing activities	**(8,047)**	**(7,429)**	**(9,785)**
(Decrease) increase in cash and cash equivalents - continuing operations	(8,574)	(28,784)	36,513
Decrease in cash and cash equivalents - discontinued operations	-	-	(328)
(Decrease) increase in cash and cash equivalents	(8,574)	(28,784)	36,185
(Decrease) increase in cash and cash equivalents	**(8,574)**	**(28,784)**	**36,185**
Cash and cash equivalents, beginning of year	12,811	41,595	5,410
Cash and cash equivalents, end of year	**$ 4,237**	**$ 12,811**	**$ 41,595**
Supplemental disclosure of non-cash activities:			
Dividend payable included in current liabilities	$ 20,471	$ -	$ -

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended February 26, 2023
(Amounts in thousands, except share (unless otherwise stated), per share and option amounts)

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Park Aerospace Corp. and its subsidiaries (collectively, "Park" or the "Company"), is a global advanced materials company which develops and manufactures advanced composite materials, primary and secondary structures and assemblies and low-volume tooling for the aerospace markets.

a. *Principles of Consolidation* – The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. *Basis of Presentation* – On July 25, 2018, the Company entered into a definitive agreement to sell its Electronics Business for $145,000 in cash. This transaction was completed on December 4, 2018. (See Note 12).

   The Company has classified the operating results of its Electronics Business, together with certain costs related to the transaction, as discontinued operations, net of tax, in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows, in accordance with Accounting Standards Codification ("ASC") 205-20, *Discontinued Operations.* (See Note 12).

c. *Use of Estimates* – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

d. *Accounting Period* – The Company's fiscal year is the 52- or 53-week period ending the Sunday nearest to the last day of February. The 2023, 2022 and 2021 fiscal years ended on February 26, 2023, February 27, 2022 and February 28, 2021, respectively. Fiscal years 2023, 2022 and 2021 each consisted of 52 weeks.

e. *Fair Value Measurements* – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability *(i.e.,* the "exit price") in an orderly transaction between market participants at the measurement date.

   Fair value measurements are broken down into three levels based on the reliability of inputs as follows:

   Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and current liabilities approximate their carrying value due to their short-term nature. Certain assets and liabilities of the Company are required to be recorded at fair value on either a recurring or non-recurring basis. On a recurring basis, the Company records its marketable securities at fair value using Level 1 or Level 2 inputs. (See Note 2).

The Company's non-financial assets measured at fair value on a non-recurring basis, for purposes of calculating impairment, include goodwill and any long-lived assets written down to fair value. To measure fair value of such assets, the Company uses Level 3 inputs consisting of techniques including an income approach and a market approach. The income approach is based on a discounted cash flow analysis and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the discounted cash flow analysis require the exercise of significant judgment, including judgment about appropriate discount rates, terminal values, growth rates and the amount and timing of expected future cash flows. There were no transfers between levels within the fair value hierarchy during the 2023, 2022 or 2022 fiscal years.

f. *Cash and Cash Equivalents* – The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents. The Company had $0 and $5,998 in debt securities included in cash equivalents at February 26, 2023 and February 27, 2022, respectively, which were valued based on Level 2 inputs. Certain of the Company's cash and cash equivalents are in excess of U.S. government insurance. $28,194 of the $105,440 of cash and marketable securities at February 26, 2023 were owned by one of the Company's wholly-owned foreign subsidiaries.

Supplemental cash flow information:

	Fiscal Year		
	2023	**2022**	**2021**
Cash paid during the year for:			
Income taxes, net of refunds	$ 3,235	$ 3,924	$ 782

On February 9, 2023, the Company's Board of Directors declared a special dividend of $1.00 per share payable April 6, 2023 to shareholders of record at the close of business on March 9, 2023. The total amount of this special dividend was approximately $20.5 million.

At February 26, 2023 and February 27, 2022, the Company held $773 and $2,929, respectively, of cash and cash equivalents in foreign financial institutions.

g. *Marketable Securities* – All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive earnings. Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in interest and other income, net. The cost of securities sold is based on the specific identification method.

h. *Inventories* – Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

i. *Revenue Recognition* – The Company recognizes revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the providing entity expects to be entitled in exchange for those goods or services. We recognize revenue when all of the following criteria are met: (1) we have entered into a binding agreement, (2) the performance obligations have been identified, (3) the transaction price to the customer has been determined, (4) the transaction price has been allocated to the performance obligations in the contract, and (5) the performance obligations have been satisfied. Revenue is recognized in accordance with contracted shipping terms, which represents the Company's performance obligation. Shipping and handling costs are treated as fulfillment costs.

j. *Sales Allowances and Product Warranties* – The Company records estimated reductions to revenue for customer returns, allowances, and warranty claims. Provisions for such reductions are recorded in the period the sale is recorded and are derived from historical trends and other relevant information. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. Composite structures and assemblies may be subject to "airworthiness" acceptance by customers after receipt at the customers' locations. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's basis for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The amounts of returns and allowances resulting from defective or damaged products have been less than 1.0% of sales for each of the Company's last three fiscal years.

k. *Accounts Receivable* – The Company's accounts receivable are due from purchasers of the Company's products. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the conditions of the general economy and the aerospace industry. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes off accounts receivable when they become uncollectible.

l. *Valuation of Long-Lived Assets* – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business. $1,318 of impairments of long-lived assets was recognized in the 2021 fiscal year and no impairments of long-lived assets were recognized in the 2023 or 2022 fiscal years.

m. *Goodwill and Other Intangible Assets* – Goodwill is not amortized. Other intangible assets are amortized over the useful lives, which is 15 years, of the assets on a straight-line basis. The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. With respect to goodwill, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value is less than the carrying value. If, based on that assessment, the Company believes it is more likely than not that the fair value is less than the carrying value, a one-step goodwill impairment test is performed. The Company assesses the impairment of goodwill at least annually. The Company conducts its annual goodwill impairment test as of the first day of the fourth quarter. The Company concluded that there was no impairment in the 2023 or 2022 fiscal years.

n. *Shipping Costs* – Most of the costs for third-party shippers for transporting products to customers are paid for or reimbursed by customers. The Company records minimal shipping costs in selling, general and administrative expenses.

o. *Property, Plant and Equipment* – Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the assets. Machinery, equipment, furniture and fixtures are generally depreciated over 10 years. Building and leasehold improvements are generally depreciated over 25-30 years or the term of the lease, if shorter. The depreciation and amortization expenses associated with property, plant and equipment were $1,129, $1,136 and $1,150 for the 2023, 2022 and 2021 fiscal years, respectively.

p. *Income Taxes* – Deferred income taxes are provided for temporary differences in the reporting of certain items, such as depreciation and undistributed earnings of foreign subsidiaries, for income tax purposes compared to financial accounting purposes. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, all positive and negative evidence is considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent acquisitions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's Consolidated Statements of Operations, or conversely to further reduce the existing valuation allowance, resulting in less income tax expense. The Company evaluates the realizability of the deferred tax assets and assesses the need for additional valuation allowances quarterly. (See Note 4).

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties, if any, recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

q.   *Stock-Based Compensation* – The Company accounts for stock options, the only form of equity compensation issued by the Company, as compensation expense based on the fair value of the options on the date of grant and recognizes such expense on a straight-line basis over the four-year service period during which the options become exercisable, net of forfeitures. The Company determines the fair value of such options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions relating to risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

r.   *Treasury Stock* – The Company considers all shares of the Company's common stock purchased by the Company as authorized but unissued shares on the trade date. The aggregate purchase price of such shares is reflected as a reduction to Shareholders' Equity, and such shares are held in treasury at cost.

s.   *Leases* – The Company has operating leases related to land, office space, warehouse space and equipment. All of the Company's leases have been assessed to be operating leases. Renewal options are included in the lease terms to the extent the Company is reasonably certain to exercise the option. The exercise of lease renewal options is at the Company's sole discretion. The incremental borrowing rate represents the Company's ability to borrow on a collateralized basis over a term similar to the lease term. The leases typically contain renewal options for periods ranging from one year to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2068 assuming exercise of all applicable renewal options by the Company. The Company's existing leases are not subject to any restrictions or covenants which preclude its ability to pay dividends, obtain financing or exercise its available renewal options.

2. MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	February 26, 2023			
	Total	Level 1	Level 2	Level 3
U.S. Treasury and other government securities	$ 83,859	$ 83,859	$ -	$ -
U.S. corporate debt securities	17,344	17,344	-	-
Total marketable securities	**$ 101,203**	**$ 101,203**	**$ -**	**$ -**

	February 27, 2022			
	Total	Level 1	Level 2	Level 3
U.S. Treasury and other government securities	$ 62,612	$ 62,612	$ -	$ -
U.S. corporate debt securities	34,938	34,938	-	-
Total marketable securities	**$ 97,550**	**$ 97,550**	**$ -**	**$ -**

The following tables show the amortized cost basis, gross unrealized gains and losses and gross realized gains and losses on the Company's available-for-sale securities:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses
February 26, 2023:			
U.S. Treasury and other government securities	$ 89,603	$ -	$ 5,744
U.S. corporate debt securities	17,414	-	70
Total marketable securities	**$ 107,017**	**$ -**	**$ 5,814**
February 27, 2022:			
U.S. Treasury and other government securities	$ 65,177	$ 5	$ 2,570
U.S. corporate debt securities	35,064	5	131
Total marketable securities	**$ 100,241**	**$ 10**	**$ 2,701**

	Fiscal Year		
	2023	2022	2021
Gross realized gains on sale	$ -	$ 26	$ 155
Gross realized losses on sale	$ 5	$ 36	$ 145

The estimated fair values of such securities at February 26, 2023, by contractual maturity, are shown below:

Due in one year or less	$	30,625
Due after one year through five years		70,578
	$	101,203

3. OTHER CONSOLIDATED BALANCE SHEET DATA

Other consolidated balance sheet data consisted of the following:

	February 26, 2023		February 27, 2022	
Inventories:				
Raw materials	$	5,376	$	4,026
Work-in-process		536		253
Finished goods		856		378
	$	6,768	$	4,657
Property, plant and equipment:				
Land, buildings and improvements	$	15,889	$	16,054
Machinery, equipment, furniture and fixtures		32,741		33,581
		48,630		49,635
Less: accumulated depreciation and amortization		24,379		25,302
	$	24,251	$	24,333
Goodwill and other intangible assets:				
Goodwill	$	9,776	$	9,776
Other intangibles		7		14
	$	9,783	$	9,790
Accrued liabilities:				
Payroll and payroll related	$	591	$	688
Employee benefits		3		3
Workers' compensation		92		96
Professional fees		428		512
Restructuring (Notes 8 and 12)		-		8
Other		232		187
	$	1,346	$	1,494

4.   INCOME TAXES

The income tax provision (benefit) for continuing operations includes the following:

		Fiscal Year	
	2023	2022	2021
Current:			
Federal	$ (875)	$ 1,912	$ 1,662
State and local	822	484	447
Foreign	30	4	10
	(23)	2,400	2,119
Deferred:			
Federal	435	565	132
State and local	(111)	88	109
Foreign	-	267	(267)
	324	920	(26)
	$ 301	$ 3,320	$ 2,093

The income tax provision (benefit) for discontinued operations includes the following:

		Fiscal Year	
	2023	2022	2021
Current:			
Federal	$ -	$ -	$ (84)
State and local	-	-	(23)
Foreign	-	-	-
	-	-	(107)
Deferred:			
Federal	-	-	-
State and local	-	-	-
Foreign	-	-	-
	-	-	-
	$ -	$ -	$ (107)

State income tax benefits from loss carryforwards to future years were recognized as deferred tax assets in the 2023, 2022 and 2021 fiscal years.

Notwithstanding the U.S. taxation of the deemed repatriated foreign earnings as a result of the transition tax, the Company intends to indefinitely invest approximately $25 million of undistributed earnings outside of the U.S. If these future earnings are repatriated to the U.S., or if the Company determines that such earnings will be remitted in the foreseeable future, the Company may be required to accrue U.S. deferred taxes.

The Company's pre-tax earnings (loss) from continuing operations in the United States and foreign locations are as follows:

		Fiscal Year	
	2023	2022	2021
United States	$ 10,669	$ 11,987	$ 8,732
Foreign	363	(203)	(1,447)
Earnings before income taxes	$ 11,032	$ 11,784	$ 7,285

The Company's pre-tax earnings (loss) from discontinued operations in the United States and foreign locations are as follows:

	Fiscal Year		
	2023	2022	2021
United States	$ -	$ -	$ (435)
Foreign	-	-	-
(Loss) earnings before income taxes	$ -	$ -	$ (435)

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2023	2022	2021
Statutory U.S. Federal tax rate	21.0%	21.0%	21.0%
State and local taxes, net of			5.9%
Federal benefit	3.8%	4.3%	
Foreign tax rate differentials	(0.4%)	2.7%	0.7%
NQSO Expirations and			
Cancellations	2.1%	0.0%	0.0%
Adjustment on tax accruals	0.9%	(0.3%)	0.0%
ASC 740-10 change	(24.8%)	0.5%	0.9%
Foreign tax credits	0.0%	0.0%	(0.1%)
Subpart F	0.5%	(1.0%)	1.1%
Permanent differences and other	(0.4%)	1.0%	(0.8%)
	2.7%	28.2%	28.7%

The Company had state net operating loss carryforwards of approximately $1,725 and $2,030 in the 2023 and 2022 fiscal years, respectively, and total net foreign operating loss carryforwards of approximately $7,791 and $7,790 in the 2023 and 2022 fiscal years, respectively. The Company has a valuation allowance against the remaining carryforwards. The state net operating loss carryforwards will expire in 2024 through 2040.

The Company had Arizona tax credits of $991 in both the 2023 and 2022 fiscal years, for which no benefit has been provided.

The deferred tax asset valuation allowance of $2,938 as of February 26, 2023 relates to foreign net operating losses and state tax credit carryforwards from continuing operations for which the Company does not expect to realize any tax benefit. During the 2023 fiscal year, the valuation allowance increased by $649, primarily related to the recognition of the Arizona tax credits. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities from continuing operations as of February 26, 2023 and February 27, 2022 were as follows:

	February 26, 2023	February 27, 2022
Deferred tax assets:		
Net operating loss carryforwards	$ 1,949	$ 2,598
Tax credits carryforward	991	991
Stock options	784	977
Other, net	590	174
	4,314	4,740
Valuation allowance on deferred tax assets	(2,938)	(3,587)
Total deferred tax assets, net of valuation allowance	1,376	1,153
Deferred tax liabilities:		
Depreciation	(2,841)	(2,492)
Undistributed earnings	(2)	(2)
Other	(528)	(556)
Total deferred tax liabilities	(3,371)	(3,050)
Net deferred tax liability	$ (1,995)	$ (1,897)

At February 26, 2023 and February 27, 2022, the Company had gross unrecognized tax benefits and related interest of $1,751 and $4,537, respectively, included in other liabilities. If any portion of the unrecognized tax benefits at February 26, 2023 were recognized, the Company's effective tax rate would decrease. The change as of February 26, 2023 was due to $214,000 of additional tax due to tax deductions becoming unavailable related to stock options expiring unexercised in the 2023 fiscal year, offset by a reduction in uncertain tax positions of $2.8 million from the reduction of uncertain tax positions related to expiring statute of limitations of tax positions taken in prior years regarding the taxability of funds repatriated from the Company's subsidiary in Singapore.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for continuing operations is as follows:

	Unrecognized Tax Benefits		
	February 26, 2023	February 27, 2022	February 28, 2021
Balance, beginning of year	$ 4,078	$ 4,117	$ 4,164
Tax positions - Discontinued Ops in prior period	-	-	(47)
Gross decreases - tax positions in prior period	(2,980)	(39)	-
Gross increases - current period tax positions	326	-	-
Audit settlements	-	-	-
Balance, end of year	$ 1,424	$ 4,078	$ 4,117

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding or subtracting amounts for current year tax positions, expiration of statutes of limitations on open income tax years, changes in the Company's judgment about the level of uncertainty, status of tax examinations, and legislative changes. Changes in prior period tax positions are the result of a re-evaluation of the probability of realizing the benefit of a particular tax position based on new information. It is reasonably possible that none of the unrecognized tax benefits will be recognized within the next 12 months.

A list of open tax years by major jurisdiction follows:

U.S. Federal	2021-2023
California	2020-2023
New York	2021-2023
Kansas	2021-2023
France	2021-2023
Singapore	2020-2023

The Company had approximately $327 and $460 of accrued interest and penalties as of February 26, 2023 and February 27, 2022, respectively. The Company's policy is to include applicable interest and penalties related to unrecognized tax benefits as a component of current income tax expense.

On August 16, 2022, the Inflation Reduction Act was signed into law. The Inflation Reduction Act includes various tax provisions, which are effective for tax years beginning on or after January 1, 2023. For tax years beginning after December 31, 2021, the Tax Cuts & Jobs Act of 2017 eliminated the option to deduct research and development expenditures as incurred and instead required taxpayers to capitalize and amortize them over five or 15 years beginning in 2022. The Company incurs research and development expenses in the U.S., as such, the research and development expense addback is in the U.S. tax return. The Company will continue to monitor the possible future impact of changes in tax legislation.

The Company has no ongoing examinations of its Federal returns. The audit of the New York state tax returns for the 2018 and 2019 fiscal years has been completed.

5. STOCK-BASED COMPENSATION

As of February 26, 2023, the Company had a 2018 Stock Option Plan (the "2018 Plan") and no other stock-based compensation plan. The 2018 Plan was adopted by the Board of Directors of the Company on May 8, 2018 and approved by the shareholders of the Company at the Annual Meeting of Shareholders of the Company on July 24, 2018. Prior to the 2018 Plan, the Company had the 2002 Stock Option Plan (the "2002 Plan") which had been approved by the Company's shareholders and provided for the grant of stock options to directors and key employees of the Company. All options granted under the 2018 Plan and 2002 Plan have exercise prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which, pursuant to the terms of such Plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date an option is granted. Options granted under the Plans become exercisable 25% one year after the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant, and expire 10 years after the date of grant. Options to purchase a total of 800,000 shares of common stock were authorized for grant under the 2018 Plan. At February 26, 2023, 365,600 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the 2018 Plan.

The compensation expense for stock options includes an estimate for forfeitures and is recognized on a straight-line basis over the requisite service period.

The future compensation expense to be recognized in earnings before income taxes for options outstanding at February 26, 2023 was $584, which is expected to be recognized ratably over a weighted average vesting period of 2.65 years.

The Company records its stock-based compensation at fair value. The weighted average fair value for options was estimated at the dates of grants, using the Black-Scholes option pricing model.

The following table represents the weighted average fair value and valuation assumptions used for options granted in the 2023, 2022 and 2021 fiscal years:

	Fiscal Year		
	2023	2022	2021
Weighted average fair value per share of option grants	$2.66	$2.76	$2.12
Risk-free interest rates	2.69% - 3.64%	0.74% - 1.85%	0.23% - 0.42%
Expected stock price volatility	27.9% - 28.3%	27.8% - 29.2%	26.9% - 30.0%
Expected dividend yields	3.17% - 3.32%	2.73% - 3.07%	3.18% - 3.49%
Estimated option terms	5.4 - 8.1 Years	4.4 - 7.6 Years	4.3 - 7.6 Years

The risk-free interest rates are based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of grant. Volatility factors are based on historical volatility of the Company's common stock. The expected dividend yields are based on the regular quarterly cash dividend per share most recently declared by the Company and on the exercise price of the options granted during the 2023 fiscal year. The estimated terms of the options are based on evaluations of the historical and expected future employee exercise behavior.

Information with respect to stock option activity follows:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance, March 1, 2020	510,634	$ 12.45		$ 597
Granted	132,100	12.55		
Exercised	(1,450)	8.02		
Terminated or expired	(6,750)	13.01		
Balance, February 28, 2021	634,534	$ 12.47		$ 730
Granted	147,750	13.82		
Exercised	(75,334)	9.81		
Terminated or expired	(58,650)	13.96		
Balance, February 27, 2022	648,300	$ 12.96		$ 428
Granted	134,100	12.08		
Exercised	(13,000)	10.67		
Terminated or expired	(98,975)	13.13		
Balance, February 26, 2023	670,425	$ 12.80	5.80	$ 2,159
Vested and exercisable, February 26, 2023	376,613	$ 12.67	3.87	$ 1,262
Expected to vest, February 26, 2023	640,256	$ 12.67	5.80	$ 2,145

The aggregate intrinsic values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2023, 2022 and 2021 fiscal years were $23, $358 and $8, respectively.

A summary of the status of the Company's non-vested options at February 26, 2023, and changes during the fiscal year then ended, is presented below:

	Shares Subject to Options	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	257,025	$ 2.75
Granted	134,100	2.58
Vested	(80,925)	2.85
Terminated or expired	(16,387)	2.67
Non-vested, end of year	293,813	$ 2.65

6. SHAREHOLDERS' EQUITY

Treasury Stock – On May 18, 2022, the Company's Board of Directors authorized the Company's purchase, on the open market and in privately negotiated transactions, of up to 1,500,000 shares of its Common Stock. This represents approximately 7% of the Company's 20,458,210 total outstanding shares as of the close of business on May 18, 2022. This authorization supersedes any unused prior Board of Directors' authorizations to purchase shares of the Company's Common Stock. As of February 26, 2023, the Company had not purchased any shares of the Company's Common stock pursuant to the above authorization.

Reserved Common Shares – At February 26, 2023, 1,036,025 shares of common stock were reserved for issuance upon exercise of stock options.

Accumulated Other Comprehensive Earnings (Loss) – Accumulated balances related to each component of other comprehensive earnings were as follows:

	February 26, 2023	February 27, 2022
Unrealized losses on investments, net of taxes of $2,279 and $1,629, respectively	$ (4,244)	$ (1,965)
Accumulated balance	$ (4,244)	$ (1,965)

7. EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents, and the number of dilutive options is computed using the treasury stock method.

The following table sets forth the calculation of basic and diluted earnings per share:

(Amounts in thousands, except per share amounts)	Fiscal Year		
	2023	2022	2021
Net earnings - continuing operations	$ 10,731	$ 8,464	$ 5,192
Net (loss) earnings - discontinued operations	-	-	(328)
Net earnings	$ 10,731	$ 8,464	$ 4,864
Weighted average common shares outstanding for basic EPS	20,465	20,422	20,387
Net effect of dilutive options	44	129	91
Weighted average shares outstanding for diluted EPS	20,509	20,551	20,478
Basic earnings per share - continuing operations	$ 0.52	$ 0.41	$ 0.25
Basic (loss) earnings per share - discontinued operations	-	-	(0.01)
Basic earnings per share	$ 0.52	$ 0.41	$ 0.24
Diluted earnings per share - continuing operations	$ 0.52	$ 0.41	$ 0.25
Diluted (loss) earnings per share - discontinued operations	-	-	(0.01)
Diluted earnings per share	$ 0.52	$ 0.41	$ 0.24

Potentially dilutive stock options, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 441,781, 263,744 and 387,975 for the 2023, 2022 and 2021 fiscal years, respectively.

8.   RESTRUCTURING CHARGES

The Company recorded restructuring charges of $0, $259 and $1,570 in the 2023, 2022 and 2021 fiscal years, respectively, related to the closure of the Company's Park Aerospace Technologies Asia Pte. Ltd. facility located in Singapore.

9.   EMPLOYEE BENEFIT PLANS

Profit Sharing Plan – The Company has a non-contributory profit sharing retirement plan covering substantially all full-time employees in the United States. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's contributions to the plan were $157 and $170 for fiscal years 2022 and 2021, respectively. The contribution for fiscal year 2023 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

Savings Plan – The Company also sponsors a 401(k) retirement savings plan but has no financial obligations to plan participants in the form of matching contributions or otherwise.

10.   LEASES AND COMMITMENTS

The Company has operating leases related to land, office space, warehouse space and equipment. All of the Company's leases have been assessed to be operating leases. Renewal options are included in the lease terms to the extent the Company is reasonably certain to exercise the option. The exercise of lease renewal options is at the Company's sole discretion. The amounts disclosed in our consolidated balance sheet as of February 26, 2023, pertaining to the right-of-use assets and lease liabilities, are measured on our current expectations of exercising our available renewal options. The incremental borrowing rate represents the Company's ability to borrow on a collateralized basis over a term similar to the lease term. The leases typically contain renewal options for periods ranging from one year to 10 years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2068 assuming exercise of all applicable renewal options by the Company. The Company's existing leases are not subject to any restrictions or covenants which preclude its ability to pay dividends, obtain financing or exercise its available renewal options.

Future minimum lease payments under non-cancellable operating leases as of February 26, 2023 are as follows:

Fiscal Year:

2024	$ 53
2025	36
2026	-
2027	-
2028	-
Thereafter	162
Total undiscounted operating lease payments	251
Less imputed interest	(69)
Present value of operating lease payments	**$ 182**

The above payment schedule includes renewal options that the Company is reasonably likely to exercise. Leases with an initial term of 12 months or less are not recorded on the Company's balance sheet. The Company recognizes lease expense for leases on a straight-line basis over the terms of the leases.

During the 2023 fiscal year, the Company's operating lease expense was $62. Cash payments of $53, pertaining to operating leases, are reflected in the consolidated cash flow statement under cash flows from operating activities.

The following table sets forth the right-of-use assets and operating lease liabilities as of February 26, 2023:

Operating right-of-use assets	$ 150
Operating lease liabilities	$ 53
Long-term operating lease liabilities	129
Total operating lease liabilities	$ 182

The Company's weighted average remaining lease term for its operating leases is 7.54 years. The Company's weighted average borrowing rate for its operating leases is 4.46%.

These non-cancelable leases have the following payment schedule:

Fiscal Year	Amount
2024	$ 36
2025	-
2026	-
2027	-
2028	-
Thereafter	-
	$ 36

The above payment schedule does not include renewal options that have not been committed to. An additional $53 would be included in the period 2024 to 2025 if the Company included renewal periods that the Company deems likely to renew.

Rental expenses, inclusive of real estate taxes and other costs, were $242, $267 and $328 for the 2023, 2022 and 2021 fiscal years, respectively.

In December 2018, the Company entered into a Development Agreement with the City of Newton, Kansas and the Board of County Commissioners of Harvey County, Kansas. Pursuant to this agreement, the Company agreed to construct and operate a redundant manufacturing facility of approximately 90,000 square feet for the design, development and manufacture of advanced composite materials and parts, structures and assemblies for aerospace. The Company further agreed to equip the facility through the purchase of machinery, equipment and furnishings and to create additional new full-time employment of specified levels during a five-year period. In exchange for these agreements, the City and the County agreed to lease to the Company three acres of land at the Newton, Kansas Airport, in addition to the eight acres previously leased to the Company by the City and County. The City and County further agreed to provide financial and other assistance toward the construction of the additional facility as set forth in the Development Agreement. The total cost of the additional facility was approximately $19.8 million, and the expansion is complete. As of February 26, 2023, the Company had $99 in equipment purchase obligations.

11.   CONTINGENCIES

Litigation

The Company is subject to a small number of immaterial proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. The Company believes that the ultimate disposition of such proceedings, lawsuits and claims will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company.

Environmental Contingencies

The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at three sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers which provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have in the past reimbursed the Company and its subsidiaries for 100% of their legal defense and remediation costs associated with two of these sites.

The Company does not record environmental liabilities and related legal expenses for which the Company believes that it and its subsidiaries have general liability insurance coverage for the years during which the Company's subsidiaries' waste was disposed at two sites for which certain subsidiaries of the Company have been named as potentially responsible parties. Pursuant to such general liability insurance coverage, three insurance carriers reimburse the Company and its subsidiaries for 100% of the legal defense and remediation costs associated with the two sites.

Included in selling, general and administrative expenses are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

12. DISCONTINUED OPERATIONS

On July 25, 2018, the Company entered into a definitive agreement to sell its Electronics Business to AGC Inc. for $145,000 in cash, subject to post-closing adjustments for changes in working capital compared to target net working capital, excluding cash in certain acquired subsidiaries and certain accrued and unpaid taxes of certain acquired subsidiaries. The net cash proceeds from the sale were approximately $124,156, net of transaction costs of approximately $7,657 and taxes of approximately $13,187. The net gain on the Sale was estimated to be $102,145. The net gain on the sale was calculated as the sum of the gains on the sale of each of the Electronics Business subsidiaries as determined by the total consideration allocation between the subsidiaries, less the respective tax bases and deductible transaction costs for each of the subsidiaries. The total consideration allocation for Nelco Products Pte. Ltd. (Singapore), Neltec, Inc. (US), and Neltec SA (France), was 82%, 16%, and 2%, respectively, as agreed upon by the Company and AGC Inc. The Company completed this transaction on December 4, 2018.

The Company has classified the operating results of its former Electronics Business, together with certain costs related to the transaction, as discontinued operations, net of tax, in the Consolidated Statements of Operations. The Company has income in the U.S., Singapore and France, the blended tax rates for discontinued operations for the 2021 and 2020 fiscal years were negative 24.7% and negative 26.4%, respectively. The Company had no income from discontinued operations in the 2023 fiscal year.

The following table shows the summary operating results of the discontinued operations:

	Fiscal Year Ended		
	February 26, 2023	February 27, 2022	February 28, 2021
Net sales	$ -	$ -	$ -
Cost of sales	-	-	-
Gross profit	-	-	-
Selling, general and administrative expenses	-	-	8
Restructuring charges	-	-	427
(Loss) earnings from discontinued operations	-	-	(435)
Other income	-	-	-
(Loss) earnings from discontinued operations before income taxes	-	-	(435)
Income tax (benefit) provision	-	-	(107)
Net (loss) earnings from discontinued operations	$ -	$ -	$ (328)

13. GEOGRAPHIC REGIONS

The Company's products are sold to customers in North America, Asia and Europe. The Company's manufacturing facilities are located in Kansas. Sales are attributed to geographic regions based upon the region in which the materials were delivered to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's continuing operations by geographic region is as follows:

	Fiscal Year		
	2023	2022	2021
Sales:			
North America	$ 50,044	$ 51,307	$ 43,874
Asia	786	700	625
Europe	3,225	1,571	1,777
Total sales	$ 54,055	$ 53,578	$ 46,276
Long-lived assets:			
North America	$ 34,292	$ 34,448	$ 31,170
Asia	-	-	1
Europe	-	-	-
Total long-lived assets	$ 34,292	$ 34,448	$ 31,171

14. CUSTOMER AND SUPPLIER CONCENTRATIONS

As a result of the sale of the Electronics Business, the Company now operates in a single segment. As such, segment reporting is no longer provided.

Customers – Net sales to affiliate and non-affiliate subtier suppliers of General Electric Company were 41.2%, 49.5% and 27.9% of the Company's total worldwide sales in the 2023, 2022 and 2021 fiscal years, respectively. Net sales to AAE Aerospace were 20.7% of the Company's total worldwide sales in the 2021 fiscal year.

While no other customer accounted for 10% or more of the Company's total worldwide net sales in the 2023, 2022 or 2021 fiscal years, the loss of a major customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

Suppliers – Suppliers ArianeGroup and Huntsman Advanced Materials accounted for 20.2% and 10.9% of the Company's accounts payable balance, respectively, in the 2023 fiscal year. No suppliers accounted for more than 10% of the Company's accounts payable balance in the 2022 or 2021 fiscal years.

Sources of Supply – The principal materials used in the manufacture of the Company's advanced composite materials, aerospace grade reinforcements, thermoset resins and base chemicals. Although there is a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for many of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available, and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

15. ACCOUNTING PRONOUNCEMENTS

Recently Issued

In March 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2023-01, *Leases (Topic 842): Common Control Arrangements.* The changes requires all entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The amendments in ASU 2023-01 are effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for: (1) public business entities for periods for which financial statements have not yet been issued, and (2) all other entities for periods for which financial statements have not yet been made available for issuance. The adoption of ASU 2023-101 will not have a material impact on the Company's consolidated financial statements and disclosures.

PARK AEROSPACE CORP. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(Amounts in thousands, except per share amounts)

			Quarter					
		First		Second		Third		Fourth
Fiscal 2023:								
Net sales	$	12,783	$	13,875	$	13,867	$	13,530
Gross profit		4,092		4,086		4,444		3,851
Net earnings		1,910		1,885		2,230		4,706
Basic earnings per share	$	0.09	$	0.09	$	0.11	$	0.23
Diluted earnings per share	$	0.09	$	0.09	$	0.11	$	0.23
Weighted average common shares outstanding:								
Basic		20,458		20,461		20,471		20,471
Diluted		20,504		20,503		20,510		20,518
Fiscal 2022:								
Net sales	$	13,594	$	13,618	$	13,864	$	12,502
Gross profit		5,472		4,411		3,836		4,198
Net earnings		2,745		2,022		1,741		1,956
Basic earnings per share		0.13		0.10		0.09		0.10
Diluted earnings per share		0.13		0.10		0.08		0.10
Weighted average common shares outstanding:								
Basic		20,383		20,397		20,450		20,458
Diluted		20,710		20,485		20,503		20,508

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for each year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15l and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of February 26, 2023, the end of the fiscal year covered by this annual report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such fiscal year, the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 26, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control–Integrated Framework (2013)*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of February 26, 2023.

(c)   Changes in Internal Control Over Financial Reporting.

There has not been any change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this report relates that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information called for by this Item (except for information as to the Company's executive officers, which information appears elsewhere in this Report) is incorporated by reference to the Company's definitive proxy statement for the 2023 annual meeting of Shareholders to be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this Item is incorporated by reference to the Company's definitive proxy statement for the 2023 annual meeting of Shareholders to be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item is incorporated by reference to the Company's definitive proxy statement for the 2023 annual meeting of Shareholders to be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item is incorporated by reference to the Company's definitive proxy statement for the 2023 annual meeting of Shareholders to be filed pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

This information called for by this Item is incorporated by reference to the Company's definitive proxy statement for the 2023 annual meeting of Shareholders to be filed pursuant to Regulation 14A.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**


<u>Page</u>


(a) Documents filed as a part of this Report:

    (1)   Consolidated Financial Statements:

        The following Consolidated Financial Statements of the Company are included in Part II, Item 8:

    (2)   Financial Statement Schedule:

        The following additional information should be read in conjunction with the Consolidated Financial Statements of the Registrant described in Item 15(a)(1) above:

        All other schedules have been omitted because they are not applicable or not required, or the information is included elsewhere in the financial statements or notes thereto.

    (3)   Exhibits:

        The information required by this Item relating to Exhibits to this Report is included in the Exhibit Index beginning on page 69 hereof.

ITEM 16.   **FORM 10-K SUMMARY**

Not Applicable

PARK AEROSPACE CORP. AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C Additions		Column D	Column E
Description	**Balance at Beginning of Period**	**Costs and Expenses**	**Other**	**Reductions**	**Balance at End of Period**
DEFERRED INCOME TAX ASSET VALUATION ALLOWANCE:					
52 weeks ended February 26, 2023	$ 3,587,000	$ -	$ -	$ (649,000)	$ 2,938,000
52 weeks ended February 27, 2022	$ 3,587,000	$ -	$ -	$ -	$ 3,587,000
52 weeks ended February 28, 2021	$ 3,175,000	$ 412,000	$ -	$ -	$ 3,587,000

Column A	Column B	Column C	Column D Other		Column E
Description	**Balance at Beginning of Period**	**Charged to Cost and Expenses**	**Accounts Written Off (A)**	**Translation Adjustment**	**Balance at End of Period**
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
52 weeks ended February 26, 2023	$ 104,000	$ 16,000	$ -	$ -	$ 120,000
52 weeks ended February 27, 2022	$ 89,000	$ 15,000	$ -	$ -	$ 104,000
52 weeks ended February 28, 2021	$ 73,000	$ 16,000	$ -	$ -	$ 89,000

(A) Uncollectible amounts, net of recoveries

EXHIBIT INDEX

Exhibit Numbers	**Description**
3.1	Restated Certificate of Incorporation, dated March 28, 1989, filed with the Secretary of State of the State of New York on April 10, 1989, as amended by Certificate of Amendment of the Certificate of Incorporation, increasing the number of authorized shares of Common stock from 15,000,000 to 30,000,000 shares, dated July 12, 1995, filed with the Secretary of State of the State of New York on July 17, 1995, and by Certificate of Amendment of the Certificate of Incorporation, amending certain provisions relating to the rights, preferences and limitations of the shares of a series of Preferred Stock, dated August 7, 1995, filed with the Secretary of State of the State of New York on August 16, 1995 (Reference is made to Exhibit 3.01 of the Company's Annual Report on Form 10-K for the fiscal year ended March 3, 2002, Commission File No. 1-4415, which is incorporated herein by reference.)..................................
3.2	Certificate of Amendment of the Certificate of Incorporation, increasing the number of authorized shares of Common Stock from 30,000,000 to 60,000,000 shares, dated October 10, 2000, filed with the Secretary of State of the State of New York on October 11, 2000 (Reference is made to Exhibit 3.02 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 2, 2003, Commission File No. 1-4415, which is incorporated herein by reference.)..
3.3	Certificate of Amendment of the Certificate of Incorporation, changing the name of the Company from “Park Electrochemical Corp.” to “Park Aerospace Corp.” filed with the New York Department of State on July 16, 2019 (Reference is made to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 22, 2019 Commission File No. 1-4415, which is incorporated herein by reference.)………..
3.4	By-Laws, amended and restated as of July 16, 2019 (Reference is made to Exhibit 3.2 of the Company’s Current Report on Form 8-K dated July 22, 2019 Commission File No. 1-4415, which is incorporated herein by reference.)………………………………………………………………..
10.3	Forms of Incentive Stock Option Contract for employees, Non-Qualified Stock Option Contract for employees and Non-Qualified Stock Option Contract for directors under the 2002 Stock Option Plan of the Company (Reference is made to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended February 27, 2005, Commission File No.1-4415, which is incorporated herein by reference.)……….....................
10.4	2018 Stock Option Plan of the Company (Reference is made to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated July 30, 2018, Commission File No. 1-4415, which is incorporated herein by reference. This exhibit is a management contract or compensatory plan or arrangement.)..

Exhibit Numbers	Description
10.5	Forms of Incentive Stock Option Contract for employees, Non-Qualified Stock Option Contract for employees and Non-Qualified Stock Option Contract for directors under the 2018 Stock Option Plan of the Company (Reference is made to Exhibit 10.1 and 10.2 of the Company's Current Report on Form 8-K dated April 30, 2019, Commission File No. 1-4415, which is incorporated herein by reference.) ....
14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officers adopted on May 6, 2004 (Reference is made to Exhibit 14.1 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2004, Commission File No. 1-4415, which is incorporated herein by reference.)...
21.1	Subsidiaries of the Company..
23.1	Consent of Independent Registered Public Accounting Firm...................
31.1	Certification of principal executive officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a)..
31.2	Certification of principal financial officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a)..
32.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002..
32.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002..
99.1	Insider trading policies and procedures pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934……...
101	The following materials from the Company's Annual Report on Form 10-K for the year ended February 26, 2023, formatted in XBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at February 26, 2023 and February 27, 2022, (ii) Consolidated Statements of Operations for the years ended February 26, 2023, February 27, 2022 and February 28, 2021, (iii) Consolidated Statements of Comprehensive Earnings for the years ended February 26, 2023, February 27, 2022 and February 28, 2021, (iv) Consolidated Statements of Shareholders' Equity for the years ended February 26, 2023, February 27, 2022 and February 28, 2021 and (v) Consolidated Statements of Cash Flows for the years ended February 26, 2023, February 27, 2022 and February 28, 2021 .*+

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)…………………………………………………

* Filed electronically herewith.

+ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2023   PARK AEROSPACE CORP.

By: /s/ Brian E. Shore
    Brian E. Shore,
    Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian E. Shore Brian E. Shore	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	May 12, 2023
/s/ P. Matthew Farabaugh P. Matthew Farabaugh	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 12, 2023
/s/ Dale Blanchfield Dale Blanchfield	Director	May 12, 2023
/s/ Emily J. Groehl Emily J. Groehl	Director	May 12, 2023
/s/ Yvonne Julian Yvonne Julian	Director	May 12, 2023
/s/ Carl W. Smith Carl W. Smith	Director	May 12, 2023
/s/ D. Bradley Thress D. Bradley Thress	Director	May 12, 2023
/s/ Steven T. Warshaw Steven T. Warshaw	Director	May 12, 2023